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DAT: 11/20/02

«ТОРГОВЫЙ ДОМ ГУМ»

1998 Annual Report
English starts on p. 33.

ГУМ
МОСКВА

МОСКВА — 1999 г.

СОДЕРЖАНИЕ:

TABLE OF CONTENTS

Открытое Акционерное Общество
«Торговый Дом ГУМ»

ГОДОВОЙ ОТЧЕТ
за 1998 год

МОСКВА — 1999 г.

1. ОБРАЩЕНИЕ ПРЕЗИДЕНТА ОАО «ТД ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Открытое акционерное общество «Торговый Дом ГУМ», которое я возглавляю, имеет возможность сообщить вам, что, несмотря на продолжающийся кризис во всех отраслях экономики страны, ГУМ сохранил свое устойчивое положение одного из лидеров в сфере потребительского рынка.

На протяжении двух последних лет в России происходит резкое ухудшение макроэкономической ситуации. За этот период рубль обесценился к доллару более чем в 3,6 раза, покупательная способность населения упала в 2,3 раза; продолжается процесс свертывания производства, особенно в отраслях, производящих товары народного потребления.

Падение доверия со стороны международных финансовых институтов и частных инвесторов повлекло обвал фондового рынка, акции ведущих эмитентов потеряли только за 1998 год 70—90% их валютной стоимости, а многие из них стали неликвидными из-за отсутствия спроса.

Совершенно новый импульс ухудшающейся тенденции в экономике придали события 17 августа 1998 года, когда на гране краха оказались все отрасли и особенно банковский сектор.

Однако Торговый Дом ГУМ выстоял и не только выстоял, но и продолжал развиваться.

В 1998 году открыт полностью обновленный Малый корпус ГУМа, затраты на реконструкцию которого составили более 11 млн. долларов. Теперь здание отвечает самым современным требованиям универмага мирового уровня. К сожалению, его открытие совпало с «историческим» решением от 17 августа, что, конечно же, негативно отразилось на результатах торговли.

Помимо Малого корпуса, крупные капитальные работы проведены в Основном здании ГУМа. Были отреставрированы салоны общей площадью около 3000 кв. метров, открыты новые престижные секции: «Эскада-спорт», «Мак и Ко», «Лаура Линдер», «Корт ван» и многие другие.

Необходимо отметить, что и после 17 августа этот процесс не остановился. Сейчас ведутся работы по созданию крупного парфюмерно-косметического салона площадью 1050 кв. метров, где будет представлено более 40 элитных парфюмерно-косметических марок. Новым этапом деятельности стало создание дополнительных торговых площадей на антресольном этаже, где под торговлю реконструируется около полутора тысяч кв. метров.

Деятельность нашей компании не ограничилась только комплексом зданий на Красной площади. В 1998 году были капитально отремонтированы и перепрофилированы на новую товарную специализацию магазины «ГУМ на Ленинском» и «ГУМ-Спорт», проведена реконструкция в магазинах «ГУМ-Симферополь» и «ГУМ-Красана».

Такая активная деятельность акционерного общества позволила противостоять негативным тенденциям в экономике страны и закончить 1998 год с показателями, характеризующими нас как устойчивую торговую компанию.

Товарооборот ОАО «ТД ГУМ» за 1998 год составил 1596,2 млн. руб., что ниже уровня 1997 г. на 0,46%. Валовый доход по сравнению с 1997 годом увеличился на 87,5 млн. руб., или на 23%, а доходы от торговой деятельности за этот период выросли на 70 млн. руб., или на 39 процентов.

В то же время балансовая прибыль в целом по обществу составила 192,2 млн. руб., что на 53,4 млн. руб. ниже, чем в прошедшем году. Основной причиной такого положения явилась переоценка товарной кредиторской задолженности в связи с резким падением курса рубля к доллару.

Для стабилизации финансового положения после августовского кризиса руководством акционерного общества были приняты дополнительные меры по экономии материальных и финансовых ресурсов. Особенно существенно это отразилось на численности персонала, которая сократилась за год на 1 054 человека, или на 20 процентов. Значительная экономия средств была получена также за счет предоставления части персонала отпусков без сохранения содержания.

Благодаря принятым мерам нам удалось достичь определенных положительных результатов и стабилизировать финансовое положение акционерного общества.

Все это, а также ранее накопленные финансовые ресурсы, несмотря на «замораживание» существенной их части в государственных ценных бумагах, помогло выстоять в условиях жестокого кризиса и позволяет заявить вам, уважаемые акционеры, что ГУМ является одной из надежных коммерческих компаний и будет оставаться лидером своей отрасли.

С уважением,
Президент ОАО «Торговый дом ГУМ»
Вечканов В. Л.

2. ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО «ТД ГУМ»

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ»,
ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 24 АПРЕЛЯ 1998 ГОДА

ИМЯ	ДОЛЖНОСТЬ
1. СОЛОМАТИН Ю. Б.	ПРЕДСЕДАТЕЛЬ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ»
2. БУКАТО В. И.	ПРЕДСЕДАТЕЛЬ СОВЕТА ДИРЕКТОРОВ МОСБИЗНЕСБАНКА
3. ВЕЧКАНОВ В. Л.	ПРЕЗИДЕНТ ОАО «ТД ГУМ», ПРЕДСЕДАТЕЛЬ ПРАВЛЕНИЯ ОАО «ТД ГУМ»
4. ГРИГОРЬЕВ А. В.	ПЕРВЫЙ ЗАМЕСТИТЕЛЬ ПРЕДСЕДАТЕЛЯ ПРАВЛЕНИЯ ОАО АКБ «СБС-АГРО»
5. ДАНИЛОВСКАЯ Н. Ф.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-СПОРТ»
6. ИВАЩЕНКО А. М.	ПРЕДСЕДАТЕЛЬ СОВЕТА ДИРЕКТОРОВ АКБ «РОССИЙСКИЙ КАПИТАЛ»
7. КАЛИНИНА Н. Г.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР МОСКОВСКОГО ПРОИЗВОДСТВЕННО-ТРИКОТАЖНОГО ОБЪЕДИНЕНИЯ «КРАСНАЯ ЗАРЯ»
8. КОРНЕЕВА Р. Я.	ПРЕДСЕДАТЕЛЬ ОБЪЕДИНЕННОГО ПРОФСОЮЗНОГО КОМИТЕТА ОАО «ТД ГУМ»
9. ЛЕВКОВСКИЙ Д. В.	ЗАМЕСТИТЕЛЬ ГЛАВЫ ПРЕДСТАВИТЕЛЬСТВА «ДИВЕРСИФАЙД ИНВЕСТМЕНТ КОМПАНИ» В МОСКВЕ
10. МАРТЫНОВ Ю. В.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-КОСТРОМА»
11. МАТВЕЕВА Т. В.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «РЕГИСТРОНИКС»
12. МУСОРГИНА Г. В.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-ПОДАРКИ»
13. НИКИТИН А. А.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР МОСКОВСКОЙ ОБУВНОЙ ФАБРИКИ «ПАРИЖСКАЯ КОММУНА»
14. СОКОЛОВСКИЙ В. И.	ПЕРВЫЙ ЗАМЕСТИТЕЛЬ НАЧАЛЬНИКА ГЛАВНОГО УПРАВЛЕНИЯ ОХРАНЫ ПАМЯТНИКОВ Г. МОСКВЫ
15. ФИНГЕР Г. М.	ИСПОЛНИТЕЛЬНЫЙ ДИРЕКТОР «ДИВЕРСИФАЙД ИНВЕСТМЕНТ КОМПАНИ»

СОСТАВ ПРАВЛЕНИЯ ОАО «ТД ГУМ»,
ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 24 АПРЕЛЯ 1998 ГОДА

ИМЯ	ДОЛЖНОСТЬ
1. ВЕЧКАНОВ В. Л.	ПРЕЗИДЕНТ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ПРЕДСЕДАТЕЛЬ ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»
2. ЕСИН В. П.	ВИЦЕ-ПРЕЗИДЕНТ ОАО «ТОРГОВЫЙ ДОМ ГУМ»
3. КАПУСКИН А. Д.	ДИРЕКТОР ТСК «ГУМ-КАРАЧАРОВО»
4. КИРПИЧЕВА Л. М.	НАЧАЛЬНИК ФИНАНСОВО-ЭКОНОМИЧЕСКОГО ОТДЕЛА ОАО «ТОРГОВЫЙ ДОМ ГУМ»
5. ЛИ Н. И.	НАЧАЛЬНИК ОТДЕЛА УПРАВЛЕНИЯ ПЕРСОНАЛОМ ОАО «ТОРГОВЫЙ ДОМ ГУМ»
6. НОВИЦКИЙ А. И.	ГЕНЕРАЛЬНЫЙ ДИРЕКТОР ЗАО «ГУМ-БУДАПЕШТ»
7. СТЕПАНОВ А. Т.	ВИЦЕ-ПРЕЗИДЕНТ ОАО «ТОРГОВЫЙ ДОМ ГУМ»
8. СТЕПАНОВА В. Н.	ГЛАВНЫЙ БУХГАЛТЕР ОАО «ТОРГОВЫЙ ДОМ ГУМ»
9. СТРОГОВ Ю. Н.	КОММЕРЧЕСКИЙ ДИРЕКТОР ОСНОВНОГО ЗДАНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

СТРУКТУРА ОАО «ТД ГУМ»


ОАО «Торговый Дом ГУМ»
8 московских дочерних обществ-универмагов
6 структурных подразделений — магазинов и база-склад ТСК Карачарово
ЗАО «ГУМ-Траст»
АО «ГУМ-Европа»
5 региональных дочерних обществ
ТОО «ГУМ-Сервис»
ЗАО «ГУМ-Контролинг»
— 100% участие в уставном капитале.
— 51 и более % участие в уставном капитале.

ОСНОВНЫЕ ИТОГИ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 1998 ГОД

Прошел напряженный и во всех аспектах тяжелейший для экономики нашей страны год.

Насыщение товарных рынков, открытие новых и реконструкция ранее действующих предприятий торговли усилили конкурентную борьбу на потребительском рынке Москвы, а финансовый кризис, сопровождавшийся падением доходов основной массы населения, дополнительно усложнил работу торговых компаний. В этих условиях главной задачей ГУМа стало сохранение и стабилизация сложившихся позиций компании как одного из лидеров отрасли.

В 1998 году товарооборот ОАО «ТД ГУМ» по сравнению с прошлым годом незначительно снизился и составил 1 596,2 млн. руб., в том числе товарооборот Основного здания — 1 124,3 млн. рублей (снижение к уровню 1997 года составило 5,5% в связи с переходом ряда салонов на условия субаренды — площадь переданных в аренду помещений составила 3 095 кв. метров).


Годовая динамика товарооборота ОАО «ТД ГУМ»
млн. руб.
2000
1500
1000
500
0
1994
1995
1996
1997
1998

Большинство дочерних предприятий смогло добиться прироста товарооборота: существенно увеличился товарооборот в магазинах, которые в течение прошедшего года проводили работу по развитию салонной торговли, — «ГУМ-Будапешт» (увеличил товарооборот на 48%), а также привлечению новых поставщиков — «ГУМ-Прага» (рост на 32,8%), «ГУМ-Ганга» (рост на 15,7%), «ГУМ-Подарки» (рост на 9,7%).

За прошедший год наибольший объем продаж в целом по ОАО «ТД ГУМ» приходится на группу «Одежда и белье», ее удельный вес в общем объеме реализации составил 29,5%, а абсолютная сумма реализации снизилась по этой группе за 1998 год на 7%; «Парфюмерия» (удельный вес 12,7%); «Обувь» (удельный вес 11,2%); «Трикотаж» (удельный вес 8,3%); «Галантерея» (удельный вес 7,7%); «Продукты питания» (удельный вес 6,9%).

По сравнению с прошлым годом объемы продаж «Спорттоваров» возросли на 15,2% (за счет открытия спортивных салонов в магазинах «ГУМ-Спорт», «ГУМ-Красана», «ГУМ-Будапешт»); «Обуви» — на 13% (за счет открытия новых салонов, привлечения новых поставщиков в «ГУМ-Прага», «ГУМ-Будапешт», «ГУМ-Ганга»).

Уменьшились объемы продаж бытовой радиоэлектроники и тканей, что связано с закрытием неэффективных салонов и переходом ряда подразделений на условия аренды.

Доли остальных товаров в общем объеме продаж остались практически на прежнем уровне, с учетом сезонных колебаний спроса.

Реализация основных товарных групп по ОАО «ТД ГУМ» за 1998 год


другие
20,2%
одежда и белье
29,5%
игрушки
1,5%
продовольствие
6,9%
телерадиотовары
2,0%
галантерея
7,7%
парфюмерия
12,7%
трикотажные товары
8,3%
обувь
11,2%

В связи с изменением цен в условиях резкого роста курса доллара товарные запасы ОАО «ТД ГУМ» в 1998 году увеличились в 2,3 раза по сравнению с 1997 годом и на 01.01.99 г. составили 792,0 млн. руб.

Товарооборачиваемость в 1998 году в целом по ОАО составила 125 дней. На скорость оборота товаров различных групп значительно влиял изменяющийся сезонный спрос, насыщение товарами рынка и снижение покупательной способности населения в условиях экономического кризиса.

Финансовые результаты ОАО «ТД ГУМ» в 1998г. характеризуются следующими показателями (млн. Руб.):

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	СУММА
ТОВАРООБОРОТ	1596,2
ВАЛОВЫЙ ДОХОД	464,5
ИЗДЕРЖКИ ОБРАЩЕНИЯ	217,2
ДОХОДЫ ОТ ТОРГОВЛИ	247,3
САЛЬДО ПРОЧИХ ДОХОДОВ И РАСХОДОВ	-55,1
БАЛАНСОВАЯ ПРИБЫЛЬ	192,2
ПРИБЫЛЬ К РАСПРЕДЕЛЕНИЮ	123,2

На фоне незначительного снижения товарооборота в 1998 году по сравнению с 1997 годом балансовая прибыль в целом по ОАО снизилась по сравнению с прошлым годом на 22% или на 53,4 млн. руб. и составила 192,2 млн. руб.

Основными источниками прибыли в 1998 году были: валовой доход от реализации товаров, который вырос по сравнению с прошлым годом на 5%, или на 16,6 млн. руб. (при росте уровня валовых доходов с 21,9% в 1997 году до 24,6% в 1998 году), и доходы от сдачи площадей в аренду, которые возросли в 2 раза, или на 71,0 млн. рублей. Доходы от сдачи площадей в аренду в 1998 году составили 29% от валовых доходов против 17,2% в 1997 году. Одним из важных источников доходов в 1997 году были доходы от ценных бумаг, которые составляли 14,6% от всех видов доходов и 27% от балансовой прибыли, или 64,9 млн. руб. В 1998 году сначала из-за обвала рынка корпоративных ценных бумаг, затем обвала рынка ГКО , а также изменения в методологии бухгалтерского учета (с начала 1998 года все ценные бумаги подлежат переоценке по рыночной цене даже без осуществления их продажи) доходы от ценных бумаг значительно снизились и составили 625 тыс. руб., а сумма резерва, начисленного под обесценение ценных бумаг, в сумме более 19 млн. руб., отнесена на убытки. Таким образом, общая сумма основных источников доходов возросла на 22,8 млн. руб., или на 5,2% по сравнению с прошлым годом.

Издержки обращения за текущий год составили 217,2 млн. руб. По сравнению с 1997 годом они возросли на 17,7 млн. руб., или на 9%, их удельный вес в товарообороте увеличился с 12% до 13,6%. Рост затрат прежде всего связан с расходами на содержание, которые возросли на 14%, или на 2,9 млн. руб. (увеличено потребление электроэнергии, оплата за техническое обслуживание лифтов, расходы по вывозу мусора, оплата услуг по уборке помещений, моющие средства и др.). На 75%, или на 3,1 млн. руб., возросли расходы на ремонт, на 62%, или на 2,4 млн. руб., возросли расходы на рекламу, расходы на оплату труда возросли на 10%, или на 5,6 млн. руб., соответственно возросли начисления на зарплату на 2,0 млн. руб., появились расходы, связанные с оплатой % за пользование банковскими кредитами (Дрезднер банк), эти расходы составили 1,1 млн. руб. Сумма налога на содержание автодорог возросла на 39%, или на 3,5 млн. руб., аренда земли возросла на 22%, или на 571 тыс. руб., расходы по ведению кассового хозяйства возросли на 49%, или на 1,2 млн. руб., услуги связи возросли на 32%, или на 626 тыс. руб., оплата ИВЦ возросла на 42%, или на 733 тыс. руб., оплата аудиторских услуг возросла на 47%, или на 692 тыс. руб.

По некоторым статьям издержек произошло снижение расходов (расходы на инкассацию сократились на 13% или на 527 тыс. руб., транспортные расходы на 25%, или на 0,9 млн. руб., расходы на хранение сократились на 77%, или на 4,2 млн. руб., расходы на подписку — на 24%, или на 31 тыс. руб.). Однако снижение затрат по отдельным статьям расходов было незначительным и поэтому не смогло перекрыть увеличение роста издержек.

Основной причиной значительного снижения прибыли послужила переоценка товарной задолженности в связи со значительным падением курса рубля по отношению к доллару. Сальдо курсовых разниц на 1.01.99 г. составило −73,2 млн. руб., или 30% от доходов от торговли.

В соответствии с решением Общего собрания акционеров от 24.04.98г. прибыль, полученная за 1997 год, была использована в 1998 году на следующие цели:


Расходы из прибыли, полученной в 1997 году
Фонд капитальных вложений 49%
Фонд накопления 24%
Фонд социальной сферы 3%
Фонд потребления 9%
Прочие фонды 13%
Благотворительный фонд 2%

Несмотря на финансовый кризис в России, ОАО «ТД ГУМ» удалось увеличить общую стоимость активов в 1998 году на 26 процентов.


Активы ОАО «ТД ГУМ»
млн. руб.
1000
800
600
400
200
0
762
960
1997
1998


Коэффициент текущей ликвидности по ОАО «ТД ГУМ»
Ктл
3
2,5
2
1,5
1
0,5
0
2,8
1,9
1997
1998

Коэффициент текущей ликвидности на 1.01.99. составил 1,9 при нормативе 2,0.

В первой половине 1998 года ОАО «ТД ГУМ» в основном обслуживался в АКБ «МОСБИЗНЕСБАНК» и «СБС-АГРО». После 17 августа деятельность этих банков была практически парализована, – приостановлены как рублевые, так и валютные платежи, что вызвало множество претензий со стороны наших российских и иностранных партнеров.

Кроме того, были заморожены вложения в государственные ценные бумаги, которые составляли большую часть оборотных средств ГУМа.

Все это усложнило расчеты ГУМа с поставщиками и кредиторами, и пришлось срочно заниматься вопросами реструктуризации долгов и изыскивать дополнительные финансовые ресурсы для обеспечения бесперебойной работы акционерного общества. В результате проведенной работы ОАО «ТД ГУМ» зависшие в этих банках средства до конца 1998 года были списаны в счет уплаты налогов в бюджет в размере:

- в МОСБИЗНЕСБАНКЕ — 13 млн. руб.
- в СБС-Агро — 24 млн. руб.

Параллельно велась работа по открытию рублевых и валютных счетов в Сбербанке РФ и Внешторгбанке, также в срочном порядке осуществлялась работа по переводу валютных контрактов и оформлению паспортов импортных сделок во Внешторгбанк.

С октября 1998 года ОАО «ТД ГУМ» успешно работает со Сбербанком РФ и Внешторгбанком, и на данном этапе валютные и рублевые платежи проводятся день в день.

ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ ОАО «ТД ГУМ»

ТОРГОВЫЕ ПЛОЩАДИ ОАО «ТД ГУМ» НА 1 ЯНВАРЯ 1999 ГОДА.

	ОБЩАЯ ПЛОЩАДЬ	ТОРГОВАЯ ПЛОЩАДЬ
КОМПЛЕКС ЗДАНИЙ НА КРАСНОЙ ПЛОЩАДИ	76 531	20 214
В Т. Ч. МАЛЫЙ КОРПУС С СЕНТЯБРЯ 1998Г.	6 186	1 893
СКЛАДСКОЙ КОМПЛЕКС «КАРАЧАРОВО».	34 785	72
МОСКОВСКИЕ МАГАЗИНЫ	51 850	15 311
РЕГИОНАЛЬНЫЕ МАГАЗИНЫ	4 835	2 479
ВСЕГО	**168 001**	**38 076**

В прошлом году в ГУМ пришли ряд известных фирм, открытие салонов которых позволило получить новые товарные группы и дополнительный товарооборот. Были открыты салоны – «KS», «Эскада Спорт». На третьем этаже Основного здания ГУМа был открыт салон по продаже декоративных материалов фирмы «Бартельмесс» (Германия), салон «Спрунг Фрер» по продаже меховых товаров. Проведены переговоры, результатом которых явилось открытие салонов «Лакоста» и «Морган» (на условиях аренды).

Наряду с внедрением в ГУМ новых фирм в 1998 году проводилась работа по реконструкции и модернизации уже существующих салонов: «Розенберг и Ленхард», «Эскада», «Штайльманн» и других.

С фирмой «Селдико» был заключен контракт на поставку парфюмерной продукции ряда производителей в Основное здание ГУМа и магазин «ГУМ Подарки».

1998 год стал годом дальнейшего расширения сотрудничества ОАО «Торговый Дом ГУМ» с Торгово-Промышленными Палатами, Торговыми отделами посольств многих стран. Это позволило установить контакты с фирмами-производителями, и в настоящее время ГУМ имеет ряд предложений от 15 фирм по открытию салонов: «Лафхайт», «Лухта», «ИнкоТех» (светильники), «Трэд Ком» (нижнее белье), «Гассер» (детская одежда) и других.

Регулярно проходят встречи с инофирмами, их представителями в Москве, на которых подводятся итоги работы салонов, анализируются их финансовые показатели и определяются пути улучшения совместной работы. Резкое изменение экономической ситуации во втором полугодии 1998 года объективно потребовало перевода ряда салонов на условия аренды в целях минимизации рисков от торговой деятельности в условиях резкого падения покупательной способности населения и недостаточности собственных оборотных средств. Итогом этой работы явилась передача в аренду таких салонов, как «Саламандер», «Траста», «Пьер Карден», «Найк» и других.

Еще одним направлением работы в 1998 году являлся подбор фирм для Малого корпуса ГУМа. Были заключены контракты с 10 фирмами производителями из Германии, Италии, Франции и Дании. Также были проведены переговоры по подбору фирм на выставках в Кельне, Дюссельдорфе, Франкфурте и Ганновере с ведущими производителями мужской и женской одежды, товаров для дома и осветительной аппаратуры.

Большая работа проведена по совершенствованию дочерних компаний: в магазине «ГУМ Будапешт» был открыт салон по торговле обувью «Хегель», «Галлус», «Альба» и других фирм, секция по торговле парфюмерно-косметической продукцией марок «Ив Роша», «Сальвадор Дали», в магазине «ГУМ-Красана» расширилась торговля товарами детского ассортимента, магазин «ГУМ-Подарки» успешно работает с фирмой «Инко Тех» (французские светильники).

Внедрение этих товарных групп позволило увеличить приток покупателей, товарооборачиваемость и эффективность работы магазинов.

ТОВАРНАЯ СПЕЦИАЛИЗАЦИЯ МАГАЗИНОВ И УДЕЛЬНЫЙ ВЕС В ТОВАРООБОРОТЕ ОАО «ТД ГУМ»

	Специализация	Уд. вес в товарообороте ОАО, %
ГУМ на Красной площади	Все виды товаров.	70.4
ГУМ-Спорт	Спортивная одежда и аксессуары, продовольствие.	1,2
ГУМ-Будапешт	Универмаг с расширенной товарной группой, продовольствие.	7,8
ГУМ-Ганга	Универмаг с расширенной товарной группой.	1,1
ГУМ на Садовом	Аудио и видео техника.	0,7
ГУМ-Красана	Универмаг с расширенной товарной группой.	1,2
ГУМ-Подарки	Универмаг с расширенной товарной группой.	4
ГУМ-Прага	Универмаг с расширенной товарной группой.	6.8
ГУМ на Кутузовском	Универмаг с усеченным ассортиментом.	0,1
ГУМ-Симферополь	Универмаг с расширенной товарной группой.	0,9
ГУМ-Тверская	Косметика, меха, швейные изделия.	1,2
ГУМ-Универсам	Универмаг с узкой товарной группой.	0,3
ГУМ на Ленинском	Универмаг с узкой товарной группой, продовольствие.	0,4
ГУМ-Власта	Универмаг с узкой товарной группой.	0,5
ГУМ-Ядран	Универмаг с расширенной товарной группой.	1,2
ТСК-Карачарово	База-склад.	
ГУМ-Сервис	Магазин розничной торговли – цветы, упаковка, игрушки, товары для дома	0,5
Региональные магазины	Универмаги с расширенной товарной группой, продовольствие.	2,0

В 1998 году активно проводились маркетинговые исследования. Работа осуществлялась по нескольким направлениям. С одной стороны — отслеживание ценовой и ассортиментной политики конкурентов посредством мониторинга рынка и проведения маркетинговых исследований. А с другой — собирались данные о покупателях ГУМа с помощью проведения ряда опросов и изучения покупательских потоков.

На основании результатов маркетинговых исследований и анализа финансово-экономических показателей в 1998 году было рекомендовано модернизировать московские магазины — «Красана», «Симферополь», «Ядран», а также перепрофилировать ряд магазинов: «ГУМ на Ленинском» (бывший «Ветеран»), «ГУМ-Спорт» («Балатон») и «ГУМ на Кутузовском» («Русский сувенир») из универмагов с усеченной номенклатурой в специализированные магазины. Так, магазин «ГУМ-Спорт» стал специализироваться на продаже спортивной одежды, обуви и спортинвентаря, и у него сложился новый контингент покупателей — молодежи и людей — сторонников активного отдыха. О правильности выбранного направления развития свидетельствует увеличение показателей доходности магазина. «ГУМ на Ленинском» также стал развиваться по новой концепции, в соответствии с которой в 1998 году был преобразован в специализированный магазин «Товары для дома». Магазин принципиально отличается от близлежащих торговых предприятий как по технологиям торговли, так и по представленным в торговом зале товарам, улучшились финансовые показатели от торговой деятельности. В 1998 году была закончена реконструкция Малого корпуса ГУМа, который стал развиваться также по новой концепции и был преобразован в современный универмаг с новейшими технологиями торговли, которые отличаются от фирменной салонной торговли в Основном здании ГУМа.

Опросы покупателей, проведенные в Основном здании ГУМа в 1998 году, и исследования рынка выявили потенциальные возможности в ассортиментной и ценовой политике ГУМа: были определены целевые ценовые ниши, а также перспективные товарные группы (товары для дома, молодежная мода, парфюмерия), присутствие которых в ГУМе позволит активизировать покупательские потоки.

Учитывая достижения научно-технического прогресса в области торговли и необходимость соответствовать мировым стандартам ее организации, ОАО «ТД ГУМ» уделяет пристальное внимание компьютеризации и техническому оснащению своих магазинов.

В 1998 году внедрены компьютерные системы учета с использованием метода штрихового кодирования в таких дочерних обществах и структурных подразделениях, как «ГУМ-Спорт», «ГУМ на Ленинском», «ГУМ-Симферополь», «ГУМ-Власта», «ГУМ-Красана», в стадии завершения «ГУМ-Прага» и «ГУМ-Ядран».

Разработан проект информационно-поисковой системы для покупателей главного здания, а опытная эксплуатация проведена в салоне «ЗЕЛЬКЕН».

КАПИТАЛЬНОЕ СТРОИТЕЛЬСТВО ОАО «ТД ГУМ»

В 1998 году завершена реконструкция Малого корпуса ГУМа, работы по которому были начаты в 1997 году. Здание принято Государственной Комиссией 14 июля 1998 г., зарегистрировано в БТИ. Капитальные вложения в 1998 году составили 3 468 042 долл. США, или 20 877 612 рублей. Полезная площадь после реконструкции — 5 925 кв. метров, в том числе торговая — 1 700 кв. м., административные помещения — 1 100 кв. метров.

Здание оборудовано современными инженерными системами, лифтами, эскалаторами, а также всеми видами связи. Управление инженерным оборудованием здания осуществляется на основе программируемой системы автоматического контроля параметров (BMS).

Активно велась подготовка к проведению полного комплекса ремонтно-реставрационных работ в Основном здании ОАО «ТД ГУМ», однако финансовый кризис, разразившийся в нашей стране, отразился на планах по реконструкции Основного здания. Тем не менее в 1998 году выполнены и одобрены Главным архитектором г. Москвы и Научно-Методическим советом УГК ОИП проектные работы Проекта предстроительного этапа реконструкции Основного здания Комплекса «Верхние торговые ряды».

- Архитектурно-инженерные и проектные работы выполнила английская фирма BDP,

- Московский государственный строительный Университет произвел обследование несущих конструкций здания и инженерно-геологические исследования,
- ВНИИ ПО МВД России разработал документацию по пожарной безопасности здания,
- Фирма «МАРСС» осуществила комплексные научные исследования для разработки научно-проектной документации к Проекту реставрации Основного здания,

Услуги по управлению Проектом на предстроительном этапе оказала английская фирма BOVIS.

Инвестиции в Проект реконструкции-реставрации Основного здания Комплекса «Верхние торговые ряды» в 1998 году составили 7,57 млн. руб. и 525 тыс. дол. США.

Наряду с осуществлением большой комплексной работы по подготовке к реконструкции Основного здания ОАО «ТД ГУМ» выполнял работы по поддержанию торговых площадей в привлекательном для покупателей состоянии. Капитально отремонтированы салоны общей площадью 2 887 кв. метров, с полным комплексом реставрационных работ и оснащением современными кассовыми аппаратами и оборудованием охранно-пожарной сигнализации. Отреставрированы внутренние фасады 1-ый линии, наружный фасад со стороны Ветошного пер., в объеме 6 800 кв. метров. Отреставрирована и установлена в киоте на фасаде со стороны ул. Ильинка икона «Иоанн Креститель». Увеличена площадь антресолей 1-ый линии за счет устройства балкона на 238 кв. метров.

Продолжались работы по переводу электроснабжения Основного здания на повышенное напряжение: сдана в эксплуатацию подстанция КТП-2 , выполнены строительные работы по КТП-3, большая часть ГУМа переведена на повышенное напряжение. Общие затраты на капитальный ремонт и реконструкцию Основного здания в 1998 году составили 31,6 млн. рублей, из них 15,86 млн. руб. возмещены Управлением государственного контроля охраны и использования памятников истории и культуры г. Москвы.

В 1998 году в соответствии с графиком капитально отремонтировано 7 907,2 кв. метра помещений в дочерних обществах и структурных подразделениях ГУМа. Полная реконструкция проведена в магазинах: «ГУМ-Симферополь», «ГУМ-Спорт», «ГУМ на Ленинском», «ГУМ-Красана», все они приобрели привлекательный интерьер, удобные торговые залы, имеют современное инженерное и торговое оборудование. Капитальные вложения в реконструкцию магазинов составили 12,4 млн. руб.

РЕКЛАМНАЯ ПОЛИТИКА ОАО «ТД ГУМ»

В 1998 году рекламная деятельность осуществлялась согласно разработанному плану рекламной кампании, главной задачей которой являлось создание последовательной и непрерывной программы, направленной на популяризацию и укрепление престижа ОАО «Торговый Дом ГУМ».

Девизы рекламной кампании 1998 года: «ВЕСЬ МИР ТОВАРОВ – ГУМ», «СТО ЛЕТ ЗНАКОМЫ – ГУМ» —для этого были выбраны максимально эффективные средства рекламы, такие, как радио «Ностальжи», радио «Максимум», радиореклама в Московском метрополитене и щитовая реклама на улицах Москвы, реклама в средствах массовой информации – «Евро-адрес Москва», «Москва: товары и услуги», «Бизнес-путеводитель», «Все службы Москвы».

В целях повышения продаж и привлечения покупателей были проведены такие рекламные мероприятия, как:

- праздничное художественно-декоративное оформление: 23 февраля — День защитника Отечества, 14 февраля — День влюбленных, Пасха, 1 Мая, Рождество и Новый год;
- рекламная акция с 1 по 8 марта «Ароматы для любимых», при участии 12 парфюмерных и косметических фирм;

- проведение дней фирм в Демонстрационном зале: «Штайльманн», «Хуммельцхайм», «Бимбо», «Карина Росме»;
- презентации фирм: «Тефал», «Сони», «Нивея», «Амадеус», «Лакме», «Кассио».

Также для проведения рекламных мероприятий были использованы популярные каналы телевидения: РТР, ТВ-6, ТВ-Центр. Организовано производство и размещение 14 тематических телепрограмм «Весь мир товаров в ГУМе», прямой эфир программы «Ищу тебя» (рубрика «Встречайтесь в ГУМе у фонтана»). Записано на радио ГУМа: 8 радиопутеводителей по ГУМу, составлено 658 рекламных текстов. Проведены съемки в ГУМе, что является косвенной рекламой, каналами отечественного и зарубежного телевидения: «BIZ-TV», «Впрок», «Ищу тебя», «Времечко», «Деловая Москва», «NHK» теле-, радиокомпания Японии, австрийское радио и телевидение, бюро немецкого телевидения «Зольцер ТВ», телевидение Швейцарии «Тан Прэзан», первый канал телевидения Швеции, музыкальных клипов А. Пугачевой, А. Буйнова, а также художественного фильма «Мама» режиссера Д. Евстигнеева.

Кроме рекламирования комплекса зданий ГУМа на Красной площади также уделялось внимание рекламной поддержке своих дочерних обществ.

Всего за 1998 год на рекламные мероприятия было затрачено 6 148 тыс. руб.

При этом «Торговый Дом ГУМ» сам является средством рекламы для товаров и фирм. В целях получения доходов от рекламной деятельности в 1998 году проведена большая работа по рекламированию сторонних организаций. За счет проведения выставок в выставочном зале ЭКСПО-ГУМ, организации мероприятий в Демонстрационном зале, сдачи в аренду рекламных мест акционерным обществом был получен доход в размере 5 666 тыс. руб., что почти вдвое превышает аналогичный показатель 1997 года.

Не перестает радовать покупателей журнал, выпускаемый ОАО «ТД ГУМ», — «Красная Площадь, 3», который стал ненавязчивым, но полезным спутником, оптимистичным другом и помощником в выборе лучшего, нового, полезного в море товаров, хлынувших на российский рынок и имеющихся в продаже в ГУМе.

КАДРОВАЯ ПОЛИТИКА ОАО «ТД ГУМ»

Кадровая политика акционерного общества была направлена на реализацию программных задач развития ОАО «ТД ГУМ» в 1998 году и сконцентрирована на кадровом обеспечении, повышении квалификации персонала, совершенствовании структуры управления акционерным обществом и внедрении эффективных методов мотивации труда персонала. Среднесписочная численность работников ОАО «ТД ГУМ» в 1998 году составила 5 168 человек.

Сложная финансовая ситуация в акционерном обществе, сложившаяся в результате августовского кризиса, потребовала значительного снижения затрат, в т. ч. и за счет сокращения численности персонала. В результате структурных преобразований, объединения секций, ликвидации неэффективных секций, сокращения штата среднесписочная численность по сравнению с 1997 годом уменьшилась на 1 054 человека, или на 20,4%, и в настоящее время составляет 4 114 человек.

В текущем году будет продолжена работа по упорядочению численности всех категорий персонала с учетом реальных объемов торговли.

В отчетном периоде проведена большая работа по усилению централизации управления акционерным обществом путем реформирования дочерних обществ, а также слиянию некоторых структурных подразделений (отделов).

В ближайшей перспективе планируется создание коммерческой службы акционерного общества за счет объединения ряда родственных структурных подразделений (отделов товарного обеспечения, цен, маркетинга, ВЭС) и формирование отдела перспективного развития.

В 1998 году началась работа по внедрению эффективных методов мотивации труда всех категорий работников торгового зала, в основе которых положено материальное стимулирование по итогам работы. Такая мотивация труда позволит обеспечить реальную зависимость размера заработной платы от объема продаж каждым продавцом. В перспективе внедрение мотивационных методов стимулирования труда для работников коммерческой службы. Среднемесячная заработная плата по ОАО «ТД ГУМ» за 1998 год составила 1 132 рубля 50 копеек и увеличилась по сравнению с 1997 годом на 16%.

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТД ГУМ»

Размер уставного капитала ОАО «ТД ГУМ» на 1 марта 1999 г. составляет 60 000 000 (шестьдесят миллионов) рублей и разделен на 60 000 000 (шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль каждая.

Объявленные акции для дополнительного размещения 12 000 000 (двенадцати миллионов) штук номинальной стоимостью 1 (один) рубль на общую сумму 12 000 000 (двенадцати миллионов) рублей.

По состоянию на 1 марта 1999 г. реестр акционеров ОАО «ТД ГУМ» включает 10 819 акционеров: 127 юридических лиц и 10 692 физических лица (в том числе сотрудники ОАО «ТД ГУМ» — 807 человек), из них иностранных акционеров — 30 юридических и 52 физических лица.

СПИСОК КРУПНЫХ АКЦИОНЕРОВ ОАО «ТД ГУМ», ВЛАДЕЮЩИХ БОЛЕЕ ЧЕМ 2% АКЦИЙ
ПО СОСТОЯНИЮ НА УЧЕТНУЮ ДАТУ

АКЦИОНЕР	ДОЛЯ В УСТАВНОМ КАПИТАЛЕ (%)
THE BANK OF NEW-YORK (НОМ.)	28,23
DIVERSIFIED INVESTMENT COMPANY	10,14
ЗАО «ГУМ ТРАСТ»	9,78
КБ «ЧЕЙЗ МАНХЕТТЕН БАНК ИНТЕРНЕШНЛ» (НОМ.)	6,41
АКБ «СБС-АГРО»	6,26
BANK OF BERMUDA (CAYMAN) LIMITED	4,40
МОСБИЗНЕСБАНК	3,05

ОАО «Торговый Дом ГУМ» за годы своего существования произвело пять выпусков ценных бумаг: 2.09.92 г., 22.06.93 г., 6.07.95 г., 15.08.97 г., все выпуски акций общества, кроме пятого, размещены полностью.

В ФКЦБ РФ 13.07.1998 зарегистрирован пятый выпуск обыкновенных именных акций ОАО «ТД ГУМ», в 1998 году акции пятого выпуска не размещались.

В настоящее время именные обыкновенные акции ОАО «ТД ГУМ» постоянно котируются на биржевом и внебиржевом рынках и включены в Котировальный лист первого уровня — наивысшая квалификационная категория РТС.

В течение 1998 года индекс РТС (Российская торговая система) постоянно снижался, отражая реальное положение дел на российском фондовом рынке. Большое количество акций первого и подавляющее большинство второго эшелона резко снижались в цене или вообще не имели котировок на покупку.

Ниже приводятся индекс РТС и динамика цен на акции ОАО «ТД ГУМ» за 1998 год


1.2
1
0,8
0,6
0,4
0,2
0
05.01.98
22.01.98
09.02.98
25.02.98
17.03.98
02.04.98
21.04.98
12.05.98
29.05.98
17.06.98
03.07.98
21.07.98
06.08.98
24.08.98
09.09.98
25.09.98
13.10.98
29.10.98
17.11.98
03.12.98
22.12.98
ГУМ
Индекс РТС

Американские депозитарные расписки первого уровня, выпущенные на акции ОАО «ТД ГУМ», активно обращаются на Берлинской и Франкфуртской биржах, а также внебиржевом рынке США. Акции, на которые были выпущены АДР, хранятся в АйЭнДжи-Беррингз (ING Barings) Банке в Москве. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании регулярно производится конвертация акций в АДР и наоборот в зависимости от целей инвесторов.

3. ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 1998 ГОДУ, И ОСНОВНЫЕ НАПРАВЛЕНИЯ РАЗВИТИЯ ОАО «ТД ГУМ» НА 1999 ГОД

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 1998 ГОДУ

Несмотря на разразившийся в 1998 году финансовый кризис, благодаря оперативным действиям руководства по мобилизации всех материальных и финансовых ресурсов и введению режима экономии ОАО «ТД ГУМ» удалось получить нераспределенную прибыль за 1998 год в сумме 123,2 млн. руб., которая сократилась по сравнению с 1997 годом на 27%, или 45 млн. руб.

Предлагается для утверждения **распределение прибыли, полученной в 1998 году,** по следующим направлениям: на фонд потребления – 9,0 млн. руб., фонд накопления – 61,2 млн. руб., фонд капитальных вложений – 39,2 млн. руб., фонд социальной сферы — 1,8 млн. руб., благотворительный фонд – 1,1 млн. руб., на покрытие убытков — 10,6 млн. руб., авансовое использование прибыли – 0,3 млн. руб.


Авансовое использование прибыли 0,2%
На покрытие убытка 8,6%
Благотворительный фонд 0,9%
Фонд потребления 7,3%
Фонд социальной сферы 1,5%
Фонд капитальных вложений 31,8%
Фонд накопления 49,7%

ДИВИДЕНДЫ И ВОЗНАГРАЖДЕНИЯ

По результатам работы ОАО «ТД ГУМ» за 1998 год Совет директоров предлагает:

В связи с экономическим кризисом и связанным с его последствиями сокращением прибыли ОАО «ТД ГУМ»:

- не выплачивать дивиденды по именным обыкновенным акциям общества за 1998 год;
- не выплачивать вознаграждение членам Совета директоров, Правления и Ревизионной комиссии общества по итогам работы за 1998 год.

ОСНОВНЫЕ НАПРАВЛЕНИЯ РАЗВИТИЯ ОАО «ТД ГУМ» НА 1999 Г.

Основными направлениями развития ОАО «ТД ГУМ» в 1999 году являются:

1. Осуществление комплекса мер по мобилизации финансовых и материальных ресурсов для преодоления последствий августовского кризиса 1998 года.
2. Дальнейшее совершенствование финансовых отношений с партнерами акционерного общества, исходя из складывающейся экономической ситуации в стране.
3. Продолжение реконструкции Основного здания ГУМа в целях увеличения торговых площадей и в первую очередь за счет антресольного этажа, а также создание современных условий торговли.
4. Расширение и внедрение новых товарных групп в комплекс зданий на Красной площади за счет вовлечения в торговый процесс дополнительных и реструктуризации действующих площадей.
5. Реконструкция магазинов: «ГУМ-Прага» и «ГУМ-Будапешт».
6. Внедрение первой очереди корпоративной информационной системы, обеспечивающей автоматизацию процессов управления товародвижением, финансовой и административной деятельностью.
7. Совершенствование структуры управления акционерного общества и внедрение новых форм материального стимулирования работников.
8. Обеспечение широкомасштабной рекламной кампании ОАО «ТД ГУМ» и его дочерних акционерных обществ.

4. ДОКУМЕНТЫ ФИНАНСОВОЙ ОТЧЕТНОСТИ

БАЛАНС ПРЕДПРИЯТИЯ НА 1 ЯНВАРЯ 1999 Г.

Форма № 1 по ОКУД

АКТИВ	Код стр.	На начало года	На конец года
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05), в том числе:	110	574	553
организационные расходы	111		
патенты, лицензии, товарные знаки, иные аналогичные с перечисленными правами активы	112	574	553
Основные средства (01, 02, 03), в том числе:	120	106 105	162 660
земельные участки и объекты природопользования	121		
здания, машины, оборудование и др. основные средства	122	106 105	162 660
Незавершенное строительство (07, 08, 61)	130	34 549	4 111
Долгосрочные финансовые вложения (06, 82), в том числе:	140	3 210	71 984
инвестиции в дочерние общества	141	112	112
инвестиции в зависимые общества	142		
инвестиции в другие организации	143	735	684
займы, предоставленные организациям на срок более 12 месяцев	144	512	512
прочие долгосрочные финансовые вложения	145	1 851	70 676
Прочие внеоборотные активы	150		
Итого по разделу I	190	144 438	239 308
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы, в том числе:	210	278 344	405 357
сырье, материалы и другие аналогичные ценности (10, 15, 16)	211	4 218	4 102
животные на выращивании и откорме (11)	212		
малоценные и быстроизнашивающиеся предметы (12,13,16)	213	6 654	9 922
затраты в незавершенном производстве (издержках обращения) (20,21,23,29,30,36,44)	214	249	739
готовая продукция и товары для перепродажи (40, 41)	215	266 319	387 614
товары отгруженные (45)	216		
расходы будущих периодов (31)	217	904	2 980
прочие запасы и затраты	218		
НДС по приобретенным ценностям (19)	220	1 337	1 098
Дебиторская задолженность (после 12 мес-в), в том числе:	230	3 037	7 194
покупатели и заказчики (62,76,82)	231	1 009	2 299
векселя к получению (62)	232		
задолженность дочерних и зависимых обществ (78)	233		
авансы выданные (61)	234		118
прочие дебиторы	235	2 028	4 777
Дебиторская задолженность (в течение 12 мес-в), в том числе:	240	46 356	121 965
покупатели и заказчики (62,76,82)	241	11 811	95 434
векселя к получению (62)	242		
задолженность дочерних и зависимых обществ (78)	243		
задолженность участников (учредителей) по взносам в уставный капитал (75)	244		
авансы выданные (61)	245	752	4 251
прочие дебиторы	246	33 793	22 280
Краткосрочные финансовые вложения (56,58,82), в том числе:	250	215 750	99 739
инвестиции в зависимые общества	251		
собственные акции, выкупленные у акционеров	252	5 200	5 200
прочие краткосрочные финансовые вложения	253	210 550	94 539
Денежные средства, в том числе:	260	68 829	71 078
касса (50)	261	695	1 781
расчетные счета (51)	262	45 903	39 885
валютные счета (52)	263	3 114	22 954
прочие денежные средства (55,56,57)	264	19 117	6 458
Прочие оборотные активы	270		
Итого по разделу II	290	613 653	706 431
III. УБЫТКИ			
Непокрытые убытки прошлых лет (88)	310	3 726	3 643
Убыток отчетного года	320		10 892
в т. ч. доля меньшинства	321		438
Итого по разделу III	390	3 726	14 535
БАЛАНС (сумма строк 190, 290, 390)	399	761 817	960 274

ПАССИВ	Код стр.	На начало года	На конец года
1	2	3	4
IV. КАПИТАЛ И РЕЗЕРВЫ			
Уставный капитал (85)	410	60 000	60 000
Добавочный капитал (87)	420	68 321	107 981
Резервный капитал (86)	430	9 302	9 302
в том числе:			
резервные фонды, образованные в соответствии с законодательством	431	9 302	9 302
резервы, образованные в соответствии с учредительными документами	432		
Фонды накопления (88)	440	149803	194 309
Фонд социальной сферы (88)	450	4 881	4 744
Целевое финансирование и поступления (96)	460	333	622
Нераспределенная прибыль прошлых лет (88)	470	168 338	7 113
Нераспределенная прибыль отчетного года	480		123 237
в т. ч. доля меньшинства	481		471
Итого по разделу IV	490	460 978	507 308
Доля меньшинства в уставном капитале	491	346	383
V. ДОЛГОСРОЧНЫЕ ПАССИВЫ			
Заемные средства (92,95)	510		
в том числе:			
кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты	511		
прочие займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512		
прочие долгосрочные пассивы	520		
Итого по разделу V	590		
VI. КРАТКОСРОЧНЫЕ ПАССИВЫ			
Заемные средства (90,94)	610	545	47 701
в том числе:			
кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты	611	482	47 696
прочие займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	63	5
Кредиторская задолженность	620	219 486	321 092
в том числе:			
поставщики и подрядчики (60,76)	621	204 389	280 321
векселя к уплате (60)	622		500
задолженность перед дочерними и зависимыми обществами (78)	623		
по оплате труда (70)	624	247	2 912
по социальному страхованию и обеспечению (69)	625	209	828
задолженность перед бюджетом (68)	626	3 661	27 263
авансы полученные (64)	627	7	4 055
прочие кредиторы	628	10 973	5 213
Расчеты по дивидендам (75)	630	272	1 434
Доходы будущих периодов (83)	640	2 052	3 145
Фонды потребления (88)	650	78 112	79 193
Резервы предстоящих расходов и платежей (89)	660	26	18
Прочие краткосрочные пассивы	670		
Итого по разделу VI	690	300 493	452 583
БАЛАНС (сумма строк 490 + 491 + 590 + 690)	699	761 817	960 274
Задолженность по Федеральному бюджету	700	926	12 568

ОТЧЕТ О ФИНАНСОВЫХ РЕЗУЛЬТАТАХ

Форма № 2 по ОКУД

Наименование показателя	Код стр.	За отчетный период	За аналогичный период прошлого года
1	2	3	4
Выручка (нетто) от реализации товаров, продукции, работ, услуг (за минусом НДС, акцизов и аналогичных обязательных платежей)	10	1 469 690,00	1 493 298,00
Себестоимость реализации товаров, продукции, работ, услуг	20	1 005 171,00	1 116 297,00
Коммерческие расходы	30	217 062,00	199 350,00
Управленческие расходы	40	154,00	210,00
Прибыль (убыток) от реализации (строки 010 – 020 – 030 – 040)	50	247 303,00	177 441,00
Проценты к получению	60	1 532,00	2 784,00
Проценты к уплате	70		
Доходы от участия в других организациях	80	50,00	50 386,00
Прочие операционные доходы	90	268 035,00	392 731,00
Прочие операционные расходы	100	378 363,00	391 540,00
Прибыль (убыток) от финансово-хозяйственной деятельности (строки 050 + 060 – 070 + 080 + 090 – 100)	110	138 557,00	231 802,00
Прочие внереализационные доходы	120	65 607,00	21 846,00
Прочие внереализационные расходы	130	11 997,00	8 041,00
Прибыль (убыток) отчетного периода (строки 110 + 120 – 130)	140	192 167,00	245 607,00
Доля меньшинства	145	371,00	18,00
Налог на прибыль	150	74 627,00	72 570,00
Отвлеченные средства	160	4 899,00	5 490,00
Нераспределенная прибыль (убыток) отчетного периода (строки 140 + 145 – 150 – 160)	170	112 641,00	167 547,00
Доля меньшинства	175	33,00	-403,00

ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА

Форма № 3 по ОКУД

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец года
1	2	3	4	5	6
1. Собственный капитал					
Уставный капитал	10	60 000,00			60 000,00
Добавочный капитал	20	68 321,00	91 690,00	52 030,00	107 981,00
в т. ч. прирост ст-сти имущ-ва по переоценке	21	-11 158,00			
Резервный фонд	30	9 302,00			93 02,00
	40				
Нераспределенная прибыль прошлых лет	50	168 338,00	393,00	162 380,00	6 351,00
Фонды накопления — всего	60	149 803,00	160 550,00	116 044,00	194 309,00
в т. ч. фонд накопления	61	149 597,00	20 916,00	32 311,00	138 202,00
в т. ч. фонд капитальных вложений	62	109,00	119 335,00	64 115,00	55 329,00
в т. ч. другие фонды	63	97,00	20 299,00	19 618,00	778,00
Фонд средств социальной сферы	70	4 881,00	4 503,00	4 640,00	4 744,00
	80				
Целевое финансирование и поступления из бюджета	90	333,00	951,00	662,00	622,00
Целевое финансирование и поступления из отраслевых и межотраслевых внебюджетных фондов	100				
	102				
Итого по разделу I	130	460 978,00	258 087,00	335 756,00	383 309,00
II. Прочие фонды и резервы					
Фонды потребления — всего	140	78 112,00	13 384,00	12 303,00	79 193,00
	141	78 112,00	13 384,00	12 303,00	79 193,00
	142				
Резервы предстоящих расходов и платежей	150	26,00	114,00	122,00	18,00
	151	26,00	114,00	122,00	18,00

Наименование показателя	Код стр.	Остаток на начало года	Поступило в отчетном году	Израсходовано в отчетном году	Остаток на конец года
1	2	3	4	5	6
Оценочные резервы – всего	160		1 934,00		1 934,00
	161		1 934,00		1 934,00
	170				
Итого по разделу II	180	78 138,00	15 432,00	12 425,00	81 145,00

СПРАВКИ

Наименование показателя	Код стр.	Из бюджета	Из отраслевых и межотраслевых фондов
1	2	3	4
1) Чистые активы	185	536 637,00	621 475,00
		Из бюджета	Из отраслевых и межотраслевых фондов
		3	4
2) Получено на:			
финансирование капитальных вложений	191		
финансирование научно-исследовательских работ	192		
возмещение убытков	193		
социальное развитие	194		
прочие цели	195		

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ

Форма № 4 по ОКУД

Наименование показателя	Код стр.	Сумма	В том числе: по текущей деятельности	по инвестиционной деятельности	по финансовой деятельности
1	2	3	4	5	6
1. Остаток денежных средств на начало года	10	49 861,00			
2. Поступило денежных средств — всего	20	2 709 181,00	2 623 980,00	79 083,00	6 118,00
в том числе:					
выручка от реализации товаров, продукции, работ и услуг	30	1 688 900,00	1 688 900,00		
выручка от реализации основных средств и иного имущества	40	25 573,00	22 706,00	58,00	2 809,00
авансы, полученные от покупателей (заказчиков)	50	2 616,00	2 616,00		
бюджетные ассигнования и иное целевое финансирование	60	930,00	430,00	500,00	
безвозмездно	70				
кредиты, займы	80	42 163,00	39 300,00	2 406,00	457,00
дивиденды, проценты по финансовым вложениям	90	2 752,00			2 752,00
прочие поступления	110	946 247,00	870 028,00	76 119,00	100,00
в том числе:	111	946 247,00	870 028,00	76 119,00	100,00
	112				
	113				
3. Направлено денежных средств — всего	120	2 694 066,00	2 495 918,00	98 245,00	16 794,00
в том числе:					
на оплату приобретенных товаров, работ, услуг	130	1 747 646,00	1 747 646,00		
на оплату труда	140	59 677,00			
отчисления на социальные нужды	150	23 432,00			
на выдачу подотчетных сумм	160	11 400,00	11 400,00		
на выдачу авансов	170	3 760,00	3 760,00		
на оплату долевого участия в строительстве	180				
на оплату машин, оборудования и транспортных средств	190	6 779,00		6 779,00	
на финансовые вложения	200	99 441,00		91 256,00	8 185,00
на выплату дивидендов процентов	210	7 382,00			7 382,00
на расчеты с бюджетом	220	186 096,00	184 994,00		1 102,00
на оплату процентов по полученным кредитам, займам	230	1 753,00	1 418,00	210,00	125,00
прочие выплаты, перечисления и т. п.	250	546 700,00	546 700,00		
в том числе:					
	251	546 700,00	546 700,00		
	252				
4. Остаток денежных средств на конец отчетного периода	260	64 976,00			
СПРАВОЧНО:					
Из строки 020 поступило по наличному расчету (кроме данных по строке 100) — всего	270	476 227,00			
в том числе по расчетам:					
с юридическими лицами	280	10 932,00			
с физическими лицами	290	465 295,00			
из них с применением					
контрольно-кассовых аппаратов	291	465 189,00			
бланков строгой отчетности	292	106,00			
Наличные денежные средства:					
поступило из банка в кассу организации	295	675,00			
сдано в банк из кассы организации	296	400 031,00			

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ

Форма № 5 по ОКУД

1. ДВИЖЕНИЕ ЗАЁМНЫХ СРЕДСТВ

Наименование показателя	Код стр.	Остаток на начало года	Получено	Погашено	Остаток на конец года
1	2	3	4	5	6
Долгосрочные кредиты банков	110				
в том числе не погашенные в срок	111				
Прочие долгосрочные займы	120				
в том числе не погашенные в срок	121				
Краткосрочные кредиты банков	130	482,00	71 974,00	24 760,00	47 696,00
в том числе не погашенные в срок	131		500,00	376,00	124,00
Кредиты банков для работников	140				
в том числе не погашенные в срок	141				
Прочие краткосрочные займы	150	63,00	5,00	63,00	5,00
в том числе не погашенные в срок	151				

2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
Дебиторская задолженность краткосрочная	210	46 356,00	3 947 219,00	3 871 610,00	121 965,00
в том числе просроченная	211	14 161,00	38 146,00	47 583,00	4 724,00
из нее длительностью свыше 3 месяцев	212	14 137,00	18 447,00	27 861,00	4 723,00
долгосрочная	220	3 037,00	6 031,00	1 874,00	7 194,00
в том числе просроченная	221	885,00	3 070,00	955,00	3 000,00
из нее длительностью свыше 3 месяцев	222	129,00	2 114,00	369,00	1 874,00
из стр.240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	223	3 037,00	6 031,00	1 874,00	7 194,00
Кредиторская задолженность:					
краткосрочная	230	219 455,00	4359 209,00	4262 065,00	316 599,00
в том числе просроченная	231	12 121,00	95 236,00	44 448,00	62 909,00
свыше 3 месяцев	232	8 447,00	80 776,00	26 639,00	62 584,00
долгосрочная	240	31,00	4 493,00	31,00	4 493,00
в том числе просроченная	241		74,00		74,00
из нее длительностью свыше 3 месяцев.	242		74,00		74,00

Наименование показателя	Код стр.	Остаток на начало года	Получено обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
из стр.240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты	243				
Обеспечения:					
полученные	250				
в том числе от третьих лиц	251				
выданные	260				
в том числе третьим лицам	261				

СПРАВКИ К РАЗДЕЛУ 2

Наименование показателя	Код стр.	Остаток на начало года	Возникло обязательств	Погашено обязательств	Остаток на конец года
1	2	3	4	5	6
1) Движение векселей					
Векселя выданные	262				
в том числе просроченные	263				
Векселя полученные	264		541,00	41,00	500,00
в том числе просроченные	265				
2) Дебиторская задолженность по отгрузке продукции (работ, услуг) по фактической себестоимости	266	11 811,00	1 619 497,00	1 535 874,00	95 434,00
		За отчетный год		За предыдущий год	
		3		4	
3) Списана дебиторская задолженность на финансовые результаты	267	427,00		341,00	
в т. ч. по истечении предельного срока	268	333,00		34,00	

4) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-ДЕБИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

Наименование организации	Код стр.	Остаток на конец года	
		Всего	в т.ч. длительностью свыше 3 месяцев
1	2	3	4
Розенберг и Ленхарт	270	11 987,00	158,00
УГКоип	271	6 543,00	5 071,00
«ГУМ-Европа» (Сирунг), «ГУМ-Европа» (Девернуа), Карштадт	272	22 742,00	4 048,00
«ГУМ-Европа» (Инфинитиф), «ГУМ-Европа» (Родье)	273	24 854,00	11 468,00
Хегель+Лоренс Трейдинг ГМБХ	274	64,00	64,00
ЗАО Приор-сервис	275	133,00	133,00
ООО Стройремтрест	276	18,00	18,00
ОАО Вымпелком	277	17,00	17,00
«ГУМ-Смоленск»	278	14,00	14,00
ЗАО Торгопт Франс Информатик & Текнолодж	279	497,00	497,00
	280		
	281		
	282		

3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

Наименование показателя	Код стр.	Остаток на начало года	Поступило (введено)	Выбыло	Остаток на конец года
1	2	3	4	5	6
I. Нематериальные активы					
Права на объекты интеллектуальной (промышленной) собственности	310	511,00	306,00	30,00	787,00
в том числе права,возникающие:					
из авторских и иных договоров на произв-я науки, лит-ры, искусства и объекты смежных прав, на программы ЭВМ базы данных и др.	311	500,00	261,00	13,00	748,00
из патентов на изобретения, промыш-е образцы, коллекц. достижения, из свидет-на полезные модели, тов.знаки и знаки обслуж-я или лиценз-х дог-в на их использование	312	11,00	45,00	17,00	39,00
из прав на ноу-хау	313				
Права на пользование обособленными природными объектами	320	4,00			4,00
Организационные расходы	330				
Деловая репутация организации	340				
Прочие	349	167,00	72,00	10,00	229,00
Итого (сумма строк 310 + 320 + 330 + 340 + 349)	350	682,00	378,00	40,00	1 020,00
II. Основные средства					
Земельные участки и объекты природопользования	360				
Здания	361	101 353,00	148 192,00	92 650,00	156 895,00
Сооружения	362	614,00	383,00	492,00	505,00
Машины и оборудование	363	46 677,00	14 296,00	20 628,00	40 345,00
Транспортные средства	364	1 980,00	1 130,00	1 259,00	1 851,00
Инструмент, производственный и хозяйственный инвентарь	365	1 837,00	936,00	788,00	1 985,00
Рабочий скот	366				
Продуктивный скот	367				
Многолетние насаждения	368				
Другие виды основных средств	369	1 976,00	1 004,00	1 261,00	1 719,00
Итого (сумма строк 360–369)	370	154 437,00	165 942,00	117 078,00	203 300,00
в том числе:					
производственные	371	118 484,00	160 658,00	88 063,00	190 712,00
непроизводственные	372	35 953,00	3 244,00	26 609,00	12 588,00
III. Малоценные и быстроизнашивающиеся предметы — итого	380	12 352,00	20 734,00	14 184,00	18 902,00
в том числе:					
на складе	381	1 167,00	9 365,00	8 963,00	1 569,00
в эксплуатации	382	11 185,00	11 196,00	5 253,00	17 333,00

СПРАВКИ К РАЗДЕЛУ 3

Наименование показателя	Код стр.	На начало года	Остаток на конец года
1	2	3	4
Из строки 371, графы 3 и 6:			
передано в аренду	385	4 991,00	30 449,00
в том числе:			
здания	386	3 065,00	28 801,00
сооружения	387	1400,00	1 648,00
	388	526,00	
	389		
переведено на консервацию	390		
Износ амортизируемого имущества:			
нематериальных активов	391	108,00	467,00
основных средств — всего	392	48 332,00	40 640,00
в том числе:			
зданий и сооружений	393	30 771,00	25 515,00
машин, оборудования, транспортных средств	394	16 421,00	14 307,00
других	395	1 140,00	818,00
малоценных и быстроизнашивающихся предметов	396	5 698,00	8 980,00
СПРАВОЧНО			
Результат по индексации в связи с переоценкой основных средств:			
первоначальной (восстановительной) стоимости	397	-14 774,00	
износа	398	-3 616,00	
Имущество, находящееся в залоге	400		
Торговая наценка	401	5 283,00	6 597,00

4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСР. ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

Наименование показателя	Код стр.	Остаток на начало года	Начислено (образовано)	Использовано	Остаток на конец года
1	2	3	4	5	6
Собственные средства предприятия — всего	410		63 830,00	63 830,00	
в том числе:					
амортизация основных средств	411		5 639,00	5 639,00	
амортизация нематериальных активов	412		359,00	359,00	
прибыль, остающаяся в распоряжении предприятия (фонд накопления)	413		57 832,00	57 832,00	
прочие	414				
Привлеченные средства — всего	420	545,00	71 979,00	24 823,00	47 701,00
в том числе:					
кредиты банков	421	482,00	71 974,00	24 760,00	47 696,00
заемные средства других предприятий	422	63,00		63,00	
долевое участие в строительстве	423				
из бюджета	424				
из внебюджетных фондов	425				
прочие	426		5,00		5,00
Всего собственных и привлеченных средств (сумма строк 410 и 420)	430	545,00	135 809,00	88 653,00	47 701,00
СПРАВОЧНО					
Незавершенное строительство	440	34 549,00	49 054,00	79 492,00	4 111,00
Инвестиции в дочерние общества	450	112,00			112,00
Инвестиции в зависимые общества	460	2,00			2,00

5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

Наименование показателя	Код стр.	Долгосрочные		Краткосрочные	
		На начало года	На конец года	На начало года	На конец года
1	2	3	4	5	6
Паи и акции других организаций	510	847,00	796,00		
Облигации и другие долговые обязательства	520	1 591,00	5 179,00	24 013,00	11 680,00
Предоставленные займы	530	512,00	512,00		
Прочие	540	260,00	65 497,00	191 737,00	88 059,00
СПРАВОЧНО					
По рыночной стоимости облигации и другие ценные бумаги	550			617,00	

6. ЗАТРАТЫ, ПРОИЗВЕДЕННЫЕ ОРГАНИЗАЦИЕЙ

Наименование показателя	Код стр.	За отчетный год	За предыдущий год
1	2	3	4
Материальные затраты	610	68 213,00	65 721,00
Затраты на оплату труда	620	61 380,00	55 824,00
Отчисления на социальные нужды	630	23 433,00	21 400,00
Амортизация основных средств	640	5 639,00	5 313,00
Прочие затраты	650	58 551,00	51 302,00
Итого по элементам затрат	660	217 216,00	199 560,00
Из общей суммы затрат отнесено на непроизводственные счета	661	4 945,00	11 670,00

7. РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

Наименование показателя	Код стр.	За отчетный период		За предыдущий период	
		Прибыль	Убыток	Прибыль	Убыток
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	710	8,00	76,00	52,00	77,00
Прибыль/убыток прошлых лет	720	5 361,00	1 536,00	2 841,00	2 754,00
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	730		4,00		19,00
Курсовые разницы по операциям в иностранной валюте	740	79 740,00	152 943,00	7 020,00	7 945,00
	750				
	760				
	770				

8. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

Наименование показателя	Код стр.	Причитается по расчету	Израсходовано	Перечислено в фонды
1	2	3	4	5
Отчисления на социальные нужды:				
в Фонд социального страхования	810	3 593,00	2 624,00	1 675,00
в Пенсионный фонд	820	20 499,00		20 012,00
в Фонд занятости	830	1 091,00		1 101,00
на медицинское страхование	840	2 435,00		2 382,00
Среднесписочная численность работников	850	4 807,00		
Денежные выплаты и поощрения, не связанные с производством продукции, выполнением работ, оказанием услуг	860	6 780,00		
Доходы по акциям и вкладам в имущество организации	870			

9. СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

Наименование забалансового счета	Код стр.	*На начало года*	*На конец года*
1	2	3	4
Арендованные основные средства (001)	910	675,00	13 685,00
в том числе по лизингу	911		
Товарно-материальные ценности, принятые на ответственное хранение (002)	920	18 661,00	45 111,00
Товары, принятые на комиссию (004)	930		42,00
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	1,00	1 936,00
Износ жилищного (муниципального) фонда (014)	950		
Износ объектов внешнего благоустройства и других аналогичных объектов (015)	960		
	970		
	980		
	990		

5. ЗАКЛЮЧЕНИЕ АУДИТОРСКОЙ ФИРМЫ

Заключение акционерам Открытого акционерного общества «Торговый Дом ГУМ» о сводной (консолидированной) бухгалтерской отчетности Открытого акционерного общества «Торговый Дом ГУМ» за 1998 год

1. Нами проведен аудит прилагаемой сводной бухгалтерской отчетности Открытого акционерного общества «Торговый Дом ГУМ» (ОАО «Торговый Дом ГУМ») за 1998 год. Данная отчетность ОАО «Торговый Дом ГУМ» подготовлена исполнительным органом ОАО «Торговый Дом ГУМ», исходя из требований Федерального закона Российской Федерации «О бухгалтерском учете» № 129-ФЗ от 21 ноября 1996 года, Инструкции о порядке заполнения форм годовой бухгалтерской отчетности, утвержденной Приказом Министерства финансов Российской Федерации № 97 от 12 ноября 1996 года (в редакции Приказов Минфина России от 3.02.97 г. № 8, от 21.11.97 г. № 81н, от 20.10.98 г. № 47н), Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/96), утвержденного Приказом Минфина России от 8 февраля 1996 г. № 10, «Методических рекомендаций по составлению и представлению сводной бухгалтерской отчетности», утвержденных Приказом Минфина Российской Федерации от 30 декабря 1996 г. № 112.

2. Ответственность за подготовку данной отчетности несет руководство ОАО «Торговый Дом ГУМ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности, во всех существенных отношениях, данной отчетности на основе проведенного аудита.

3. Мы проводили аудит в соответствии с Временными правилами аудиторской деятельности в Российской Федерации, утвержденными Указом Президента Российской Федерации от 22 декабря 1993 года № 2263 и Правилами (стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации.

4. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность не содержит существенных искажений. Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности.

5. Нами были рассмотрены: отчетность о деятельности ОАО «Торговый Дом ГУМ», а также дочерних обществ: ЗАО «ГУМ-Подарки», ЗАО «ГУМ-Будапешт», ЗАО «ГУМ-Ядран», ЗАО «ГУМ-Прага» и ЗАО «ГУМ — Реконструкция Верхних торговых рядов» как юридических лиц. Отчетность по совместной деятельности нами рассматривалась в силу ее образования между двумя участниками консолидированной группы: ОАО «Торговый Дом ГУМ» и ЗАО «ГУМ-Траст».

6. По нашему мнению, прилагаемая к настоящему Заключению сводная бухгалтерская отчетность достоверна, т. е. подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов ОАО «Торговый Дом ГУМ» по состоянию на 1 января 1999 года и финансовых результатов его деятельности за 1998 год, исходя из Инструкции о порядке заполнения форм годовой бухгалтерской отчетности, утвержденной Приказом Министерства финансов Российской Федерации № 97 от 12 ноября 1996 года (с учетом последующих дополнений и изменений), Положения по бухгалтерскому учету «Бухгалтерская отчетность организаций» (ПБУ 4/96), утвержденного Приказом Минфина России от 8 февраля 1996 г. № 10, «Методических рекомендаций по составлению и представлению сводной бухгалтерской отчетности», утвержденных Приказом Минфина Российской Федерации от 30 декабря 1996 г. № 112.

Приложения к Сводной бухгалтерской отчетности ОАО «Торговый Дом ГУМ» за 1998 год:

1. Баланс предприятия на 1 января 1999 года — на 2 листах.
2. Отчет о финансовых результатах — на 1 листе.
3. Приложение к бухгалтерскому балансу — на 3 листах.
4. Отчет о движении капитала — на 1 листе.
5. Отчет о движении денежных средств — на 1 листе.

Генеральный директор
ЗАО «ЮНИКОН М/С Консультационная Группа» — А. Ю. Дубинский

Заместитель Директора Департамента аудиторских услуг — Т. С. Корябочкина

1 марта 1999 года

6. ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» ЗА 1998 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» подготовлена в соответствии с Федеральным законом «О бухгалтерском учете» № 129-ФЗ от 21 ноября 1996 года, «Положением о бухгалтерском учете и отчетности в Российской Федерации» от 26 декабря 1994 года № 170 и Положением по бухгалтерскому учету «Учетная политика предприятия» (ПБУ 1/94), утвержденным приказом Минфина РФ 28 июля 1994 года № 100, а также другими действующими нормативными документами.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «ТД ГУМ» за 1-е полугодие, 9 месяцев и год. Произведены проверки обоснованности отнесения расходов на издержки обращения, правильности учета доходов и расходов, распределения и использования прибыли, состояния дебиторской и кредиторской задолженности, заслушаны ревизоры ЗАО «ГУМ-Будапешт», ЗАО «ГУМ-Красана», ЗАО «ГУМ-Подарки» с информацией об их деятельности. По итогам за 1-е полугодие и год заслушана информация о работе отдела по компьютеризации ОАО «ТД ГУМ».

По результатам проверок деятельности ОАО «ТД ГУМ» Ревизионная комиссия отмечает, в 1998 году произошло ухудшение основных показателей хозяйственно-финансовой деятельности и платежеспособности ОАО «ТД ГУМ», прежде всего из-за разразившегося экономического кризиса. По семи ЗАО допущены убытки от основной деятельности на сумму 10,6 млн. рублей, в основном с возникновением отрицательных курсовых разниц, вызванных переоценкой кредиторской задолженности ввиду роста курса доллара по отношению к рублю, а также созданием резерва под обесценение ценных бумаг в ЗАО «ГУМ-Траст». В ряде ЗАО коэффициенты текущей и абсолютной ликвидности ниже требуемой нормы, а также значительно снижены собственные оборотные средства в ЗАО «ГУМ на Кутузовском», ЗАО «ГУМ на Ленинском», ЗАО «ГУМ-Симферополь», ЗАО «ГУМ-Спорт», ЗАО «ГУМ-Тамбов», ЗАО «ГУМ-Тверская», ЗАО «ГУМ-Универсам», ЗАО «ГУМ-Урал».

Общая сумма уплаченных штрафов и пени в 1998 году составила 0,3 млн. рублей, или 0,18%, к сумме полученных доходов.

За 1998 год резко возросла дебиторская и кредиторская задолженность, хотя она носит в основном текущий характер. Дебиторская задолженность свыше 12 месяцев составляет 7,2 млн. рублей, или 5,6%, к общей сумме дебиторов. Сумма кредиторской задолженности в товарных запасах продолжает оставаться значительной — 83%.

В 1998 году в акционерном обществе была обеспечена сохранность товарно-материальных ценностей.

Балансовые данные подтверждены инвентаризациями имущества и финансовых обязательств.

Финансовое состояние акционерного общества в целом является удовлетворительным.

В объеме проверок Российской налоговой службы, официального внешнего независимого аудитора ЗАО «Юникон» МС-Консалтинговая группа бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 1998 год.

С учетом изложенного, Ревизионная комиссия подтверждает достоверность консолидированного баланса акционерного общества на 1 января 1999 года в сумме 960 274 тыс. рублей, результаты операций и движения денежных средств за проверенный период, финансовую и имущественную устойчивость ОАО «ТД ГУМ».

Нераспределенная прибыль 1998 года составила 123,2 млн. рублей.

Ревизионная комиссия рекомендует принять меры к повышению результативности работы ОАО «ТД ГУМ» в целом и ЗАО, активизации коммерческой деятельности в части обеспечения эффективности закупок товаров и ускорению процесса их реализации, улучшению финансового состояния и платежеспособности, особенно ЗАО, недопущению случаев нарушения налоговой дисциплины, своевременности расчетов с дебиторами и кредиторами, завершению работы по внедрению системы комплексно автоматизирующей все виды деятельности ОАО «ТД ГУМ».

Председатель
Ревизионной комиссии
ОАО «ТД ГУМ» — Р. А. Салехов

JSC «GUM Trading House»

ANNUAL REPORT
1998

MOSCOW — 1999

1. ADDRESS BY THE PRESIDENT OF JSC «GUM TRADING HOUSE»



Dear Shareholders,

Open Joint-Stock Company «GUM Trading house» informs you that despite the ongoing crisis in all sectors of the economy JSC GUM has stood its ground as one of leading companies operating in the consumer market.

The macroeconomic situation in Russia has sharply deteriorated throughout last two years. During this period the ruble fell more than 3.6 times against the U.S. dollar, while the purchasing power of the population decreased 2.3 times; production levels continues to decline, which is most vividly observed in industries manufacturing consumer goods for the population.

Lack of confidence expressed by international financial institutions and private investors led to the crash in the capital market. Only in 1998, shares of leading issuers have lost 70—90% of their dollar value, and many more of them have become illiquid in the absence of demand.

The tended deterioration of the economy has gained new momentum after the crisis erupted on August 17, 1998, when all industries and the banking sector in particular, were brought to the brink of the bankruptcy.

However, JSC «GUM Trading House» has stood its ground. It has not only retained its positions but also continued to grow.

In 1998, we opened the completely renovated Satellite GUM Store. Renovation costs exceeded 11 million dollars. Today this building meets the most up-to-date requirements for a world-class mall. Unfortunately, its opening coincided with the «historic» decision of August 17, which, indeed, had a negative impact on the trade.

In addition to the Satellite GUM Store, major construction work was done in the main GUM store. The area of boutiques which underwent restoration equals approximately 3000 square meters. New exclusive sections have been opened, such as «Escada-Sport,» «Mac and Co.,» «Laura Linder,» «Court Van,» and many others.

It is worth to note that this trend did not stop after August 17. At this moment the work is under way to set up a major perfumery and cosmetic salon occupying the area of 1,050 square meters which will accommodate more than 40 elite perfumery and cosmetic brands. A new step forward is creation of additional retail space at the entresol floor where around 1,500 square meters are being restored for trade purposes.

Activities of our Company do not confine to the complex of buildings located at the Red Square. In 1998, the capital renovation and the change of consumer specialization were conducted in GUM on Leninskiy and GUM-Sport, while reconstruction was done in GUM-Simferopol and GUM-Krasana.

The launch of the active operations allowed the Company to withstand negative national economic trends and to achieve at end of 1998 the indicators which characterized us as a stable merchant company.

The 1998 turnover of JSC «GUM Trading House» equaled 1,596.2 million rubles which was less than the 1997 level by 0.46%. Compared to 1997 results, the 1998 gross income has grown by 87.5 million rubles (23%), while trade revenues during this period increased by 70 million rubles (39%).

At the same time, the total pre-tax profit of the Company equaled 192.2 million rubles which was 53.4 million rubles less than it earned last year. The primary reason for such situation was reappraisal of accounts payable to vendors and contractors as a result of the sharp fall of the ruble against the U. S. dollar.

To stabilize the financial condition of the Company in the aftermath of the August crisis, the management of JSC «GUM Trading House» has taken additional measures aimed at saving material and financial recourses. The most significant impact it had on personnel numbers which were reduced last year by 1,054 people (20%). The considerable saving of funds was achieved through arrangement of leaves without allowance for some employees.

Owing to the implemented measures we succeeded in accomplishing some positive results and strengthening the financial condition of the company.

All this, as well as the accumulated financial resources (despite that considerable part of them was freezed in government debt instruments) helped us to survive in conditions of the severe crisis and let us assure You, Dear Shareholders, that JSC «GUM Trading House» is one of reliable commercial companies and it will remain a leader of the industry.

Respectfully,
President of JSC «GUM Trading House»
V. L. Vechkanov



2. REPORT OF THE BOARD OF DIRECTORS AND THE MANAGING BOARD OF JOINT - STOCK COMPANI «GUM TRADING HOUSE»

THE BOARD OF DIRECTORS OF JSC «GUM TRADING HOUSE»
AS ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS ON 24TH APRIL, 1998

NAME	POSITION
1. SOLOMATIN Y.B.	CHAIRMAN OF THE BOARD OF DIRECTORS, JSC «GUM TRADING HOUSE»
2. BUKATO V.I.	CHAIRMAN OF THE BOARD OF DIRECTORS, MOSBUSINESSBANK
3. VECHKANOV V.L.	PRESIDENT, JSC «GUM TRADING HOUSE» CHAIRMAN OF THE MANAGING BOARD, JSC «GUM TRADING HOUSE»
4. GRIGORIEV A. V.	FIRST DEPUTY CHAIRMAN OF THE BOARD, OAO AKB SBS-AGRO
5. DANILOVSKAYA N. F.	DIRECTOR GENERAL, ZAO GUM-SPORT
6. IBASCHENKO A. M.	CHAIRMAN OF THE BOARD OF DIRECTORS, AKB «ROSSIISKY KAPITAL»
7. KALININA N. G.	DIRECTOR GENERAL, MOSCOW PRODUCTION TEXTILE ASSOCIATION «KRASNAYA ZARYA»
8. KORNEYEVA R.Y.	CHAIRMAN OF TRADE UNION COMMITTEE, JSC «GUM TRADING HOUSE»
9. LEVKOVSKY D. V.	DEPUTY HEAD OF THE MOSCOW REPRESENTATIVE OFFICE OF «DIVERSIFIED INVESTMENT COMPANY»
10. MARTYNOV Y.V.	DIRECTOR GENERAL, ZAO GUM-KOSTROMA
11. MATVEYEVA T. V.	DIRECTOR GENERAL, ZAO REGISTRONIKS
12. MUSORGINA G. V.	DIRECTOR GENERAL, ZAO GUM-PODARKI
13. NIKITIN A. A.	DIRECTOR GENERAL, MOSCOW FOOTWEAR FACTORY «PARIZHSKAYA KOMMUNA»
14. SOKOLOVSKIY V. I.	FIRST DEPUTY HEAD, DIRECTORATE OF STATE SUPERVISION OVER PRESERVATION AND SAFEGUARDING OF MOSCOW HISTORICAL AND CULTURAL MONUMENTS
15. FINGER G. M.	EXECUTIVE DIRECTOR, «DIVERSIFIED INVESTMENT COMPANY»

COMPOSITION OF THE MANAGING BOARD FOR JSC «GUM TRADING HOUSE»
AS ELECTED BY THE GENERAL MEETING OF SHAREHOLDERS ON 24TH APRIL, 1998

NAME	JOB TITLE
1. VECHKANOV V.L.	PRESIDENT, JSC «GUM TRADING HOUSE» CHAIRMAN OF THE MANAGING BOARD, JSC «GUM TRADING HOUSE»
2. YESIN V. P.	VICE-PRESIDENT, JSC «GUM TRADING HOUSE»
3. KAPUSKIN A. D.	DIRECTOR, ZAO GUM-KARACHAROVO
4. KIRPICHEVA L.M.	HEAD OF FINANCE AND ECONOMICS DEPARTMENT, JSC «GUM TRADING HOUSE»
5. LI N.I.	HEAD OF PERSONNEL MANAGEMENT DEPARTMENT, JSC «GUM TRADING HOUSE»
6. NOVITSKIY A. I.	DIRECTOR GENERAL, ZAO GUM-BUDAPEST
7. STEPANOV A. T.	VICE-PRESIDENT, JSC «GUM TRADING HOUSE»
8. STEPANOVA V. N.	CHIEF ACCOUNTANT, JSC «GUM TRADING HOUSE»
9. STROGOV Y.N.	COMMERCIAI. DIRECTOR, JSC «GUM TRADING HOUSE» CENTRAL FACILITY

THE STRUCTURE OF JSC «GUM TRADING HOUSE»


JSC «GUM Trading House»
8 Moscow-based subsidiary companies-stores
6 branch units-shops and «Karacharovo» storage and warehouse facility
ZAO «GUM-TRUST»
5 Regional Branch Shopping Centers
AO «GUM-EUROPE»
TOO «GUM-SERVICE»
ZAO «GUM-CONTROLLING»
holding 100% of the authorized capital
holding 51% and more of the authorized capital

PRINCIPAL RESULTS OF JSC «GUM TRADING HOUSE» ACTIVITIES IN 1998

An arduous and the hardest year for all industries of the national economy is over.

Saturation of consumer markets, launches of new trade companies and overhaul of the old ones increased competition in the Moscow consumer market, while the financial crisis and dwindling incomes of the bulk of the population have additionally complicated operations of trade companies.

Under these circumstances the key challenge for GUM was to preserve and stabilize positions retained by the company as a leader of the industry.

The 1998 turnover of JSC «GUM Trading House» has slightly fell as compared to last year and equaled 1,596.2 million rubles, including 1,124.3 million rubles representing the turnover of the Central GUM Store. This figure decreased by 5.5% as compared to 1997 due to transfer of some boutiques to sub-lease conditions. The area of the space leased reached 3,095 square meters.


Annual Turnover Dynamics for JSC «GUM Trading House»
million rubles
2000
1500
1000
500
0
1994
1995
1996
1997
1998

Most subsiduaries succeeded in increasing turnover, e.g. significant growth was recorded in stores which worked last year to promote boutique trade, such as GUM-Budapest (48% increase in the turnover). This also applied to stores which attracted new suppliers, for example, GUM-Prague (32.8% increase), GUM-GANGA (15.7% increase), GUM-Podarki (9.7% increase).

Last year the highest sales within JSC «GUM Trading House» were generated by Apparel and Lingerie (the share of such goods in total sales was 29.5%, while in the absolute terms their 1998 sales declined by 7%. The sales shares of other groups are as follows: Perfume and Cosmetics — 12.7%, Footwear — 11.2%, Knitwear — 8.3%, Haberdashery — 7.7%, and Foodstuffs — 6.9%.

As compared to last year, the sales of «Sporttovary» increased by 15.2% (due to opening sports shops in GUM-Sport, GUM-Krasana, and GUM-Budapest stores), while the sales of Footwear grew by 13% (owing to launching new boutiques and working with new suppliers to GUM-Prague, GUM-Budapest, and GUM-Ganga).

There was a decrease in sales of consumer electronics and textiles which resulted from the closure of ineffective boutiques and conversion of a number of shops to the lease-based operations.

The share of other goods in the total sales volume adjusted to the season fluctuations of demand remained essentially the same.


Major Merchandise Group Sales for JSC «GUM Trading House»
Other
20,2%
Clothes and Lingerie
29,5%
Toys
1,5%
Foodstuffs
6,9%
TV and Radio
Goods
2,0%
Accessories
and Notion Store
7,7%
Parfume
and Cosmetics
12,7%
Knitwear
8,3%
Footwear
11,2%

As a result of price changes which occurred in conditions of the sharp growth of the U. S. dollar rate inventory of JSC «GUM Trading House» has grown in 1998 2.3 times compared to 1997, reaching 792.0 million rubles as of January 1, 1999.

Overall inventory turnover of the Company was 125 days in 1998. Turnover rates of different merchandise groups were seriously affected by seasonal fluctuations in demand, market saturation, and decrease in the purchasing power of the population due to the economic crisis.

Financial results for JSC «GUM Trading House» in 1998 are characterized by the following indicators (in million rubles):

INDEX	AMOUNT
TURNOVER	1596,2
GROSS INCOME	464,5
FIXED COSTS	217,2
SALES REVENUES	247,3
BALANCE OF OTHER REVENUES AND COSTS	-55,1
BALANCE-SHEET PROFIT	192,2
PROFIT FOR DISTRIBUTION	123,2

In the light of insignificant decrease of turnover in 1998 as compared to 1997, the overall balance-sheet profit of JSC «GUM Trading House» declined against last year by 22%, or 53.4 million rubles, reaching 192.2 million rubles.

Key sources of the profit in 1998 were gross income on merchandise sales which grew by 5% or 16.6 million rubles compared to last year (gross income levels increased by 21.9% in 1997 and 24.6% in 1998) and doubled rent-roll revenues from leasing retail space which increased by 71.0 million rubles. In 1998, the share of rent-roll revenues in gross income from leasing retail space reached 29% compared to 17.2% in 1997.

In 1997, one of key sources of revenues was income on securities which amounted to 14.6% of the gross income and 27% of the balance-sheet profit, i.e. 64.9 million rubles. Due to the crash in the corporate securities market which occurred in 1998, the following crash in the GKO market, as well as the change in the accounting rules (from the year start securities have to be re-appraised at the market value even if they are not sold), the income on securities has substantially declined, amounting to 625,000 rubles. In addition, the reserve allocated for devaluation of securities in the amount exceeding 19 million rubles was recorded as a loss.

Thus, the overall amount earned from key sources of income increased by 22.8 million rubles (5.2%) compared to last year.

Operational costs during the year under review equaled 217.2 million rubles having grown 17.7 million rubles (9%) compared to 1997. The share of operational costs in the turnover grew from 12% to 13.6%. The increase in expenditures was primarily caused by 14% (2.9 million rubles) growth of maintenance costs which included increased energy consumption, elevator maintenance costs, garbage collection costs, cleaning expenditures, detergent costs, etc.).

Renovation costs grew 75% (3.1 million rubles), advertising costs increased 62% (2.4 million rubles). Payroll expenses increased grew 10% (5.6 million rubles) leading to greater salary deductions which grew by 2.0 million rubles.

The Company had to make interest payments in the amount 1.1 million rubles for bank loans arranged by Dresdner Bank. The amount of road tax increased by 39% (3.5 million rubles), while the rent costs increased by 22% (571,000 rubles).

Costs of cash register maintenance grew 49% (1.2 million rubles), communications costs went up by 32% (626,00 rubles), IT costs increased by 42% (733,000 rubles), and the cost of auditor's services went up by 47% (692,000 rubles).

Some costs decreased, i. e. cash collection costs decreased by 13% (527,000 rubles), transportation costs decreased by 25% (900,000 rubles), safe-keeping costs lowered by 77% (4.2 million rubles), subscription costs decreased by 24% (31,000 rubles). However, the reduction of some costs was not enough to make up for the increase of costs.

The considerable decrease of the profit was caused by re-appraisal of accounts payable to suppliers and contractors as a result of the substantial fall of the ruble against the U. S. dollar. The balance of the exchange rate differentials as of January 1, 1999, equaled 73.2 million rubles or 30% of the trade revenues.

In accordance with the decision of the General Meeting of Shareholders held on April 24, 1998, the profit earned in 1997 was used for the following purposes:

Areas of Expenditures Covered Out of the 1997 Profit


Capital Investment Fund
49%
Accumulation
Fund
24%
Welfare Fund
3%
Consumption Fund
9%
Other
13%
Charity Fund
2%

Despite the financial crisis in Russia in 1998, JSC «GUM Trading House» succeeded in increasing the overall value of its assets by 26%.


Total Assets Value JSC «GUM Trading House»
million rubles
1000
800
600
400
200
0
762
960
1997
1998


The Current Liquidity Ration of JSC «GUM Trading House»
3
2,5
2
1,5
1
0,5
0
2,8
1,9
1997
1998

The current liquidity ratio as of January 1, 1998, was 1.9, against the statutory limit of 2.0.

In the first half of 1998, JSC «GUM Trading House» was mainly using services of AKB «Mosbusinessbank» and «SBS-AGRO.» In the aftermath of August 17, 1998, the operations of these banks were virtually paralyzed, while ruble and currency payments were suspended which resulted in many claims from our Russian and foreign partners.

In addition, the operations with government debt securities which constituted the bulk of current assets of JSC «GUM Trading House», were freezed.

*All this made it difficult for JSC «GUM Trading House» to carry out settle*ments with suppliers and creditors. JSC «GUM Trading House» had to urgently deal with issues of debt restructuring and to find additional financial resources required to ensure continuity of the joint-stock company operations. As a result of work done in JSC «GUM Trading House», the funds which were suspended in these banks were written off before the end of 1998 as tax payments to the federal budget as follows:

- in «Mosbusinessbank» — 13 million rubles
- in «SBS-AGRO» — 24 million rubles

At the same time JSC «GUM Trading House» opened ruble and currency accounts with Sberbank of the Russian Federation and Vneshtorgbank and urgently transferred currency contracts and import deal certificates to Vneshtorgbank.

Since October 1998, JSC «GUM Trading House» has been successfully cooperating with Sberbank of the Russian Federation and Vneshtorgbank effecting both ruble and currency payments within one day.

BUSINESS OF JSC «GUM TRADING HOUSE»

RETAIL SPACE OF JSC «GUM TRADING HOUSE» AS OF JANUARY 1, 1999

	TOTAL SPACE	SALES AREA
CENTRAL OF GUM FACILITY ON RED SQUARE	76,5316,186	20,214
KARACHAROVO WAREHOUSE COMPLEX	34,785	1,893
MOSCOW BRANCH STORES	51,850	15,311
REGIOANL BRANCH STORES	4,835	2,479
TOTAL	**168,001**	**38,076**

A number of well-known companies came to GUM last year opening stores which allowed to introduce new merchandise groups and increase the turnover. Stores were opened by «KS» and «Escada Sport».

Decoration materials store of «Barthelmess»(Germany) and furs store of «Sprung Fraire» boutique were opened on the third floor of the central GUM facility. As a result of negotiations «Lacoste» and «Morgan» rented stores of JSC «GUM Trading House».

In addition to introduction of new companies in 1998, the work was done to renovate and modernize existing boutiques of «Rosenberg and Lenhard,» «Escada,» «Steilmann,» etc.

JSC «GUM Trading House» has signed a contract with company «Seldico» to supply perfumes produced by a number of companies to the central GUM facility and to GUM-Podarki.

The 1998 was marked by further cooperation of JSC «GUM Trading House» with chambers of commerce and trade departments of embassies of different countries. Such cooperation allowed to establish contacts with manufacturing companies. At present JSC «GUM Trading House» has received proposals from fifteen companies on the opening of shops of the following companies: «Leifheit» «Luhta,» «InkoTech» (lamps), «Tread Com» (underwear), «Gasser» (children clothing), etc.

JSC «GUM Trading House» regularly meets with foreign companies and their Moscow representatives, summarizing results of boutique operations, analyzing their financial indicators and establishing ways to improve joint cooperation.

The drastic change of the economic situation in the second half of 1998 objectively required to transfer a number of boutiques to rent-based operations, to minimize vendor risks in conditions of sharp reduction of purchasing power of the population and lack of current assets. This resulted in conversion to rent-based operations of such boutiques as «Salamander,» «Trasta,» «Pierre Cardin,» «Nike,» etc.

Selection of companies for the Satellite GUM Facility presented one more direction of operations in 1998. JSC «GUM Trading House» signed contracts with 10 companies- manufacturers from Germany, Italy, France and Denmark. To select companies, negotiations were also held at exhibitions in Cologne, Duesseldorf, Frankfurt, and Hannover with leading manufacturers of men's and women's wear, consumer goods and lighting equipment.

Big effort was made to improve operations of subsidiary companies. «Hogl» footwear boutique, «Gallus,» «Alba,» as well as «Yves Rocher» and «Salvador Dali» boutiques opened in GUM-Budapest.

GUM-Krasana expanded trade in goods for children. GUM-Podarki succesfully cooperates with «Inco Tech» company (French lamps).

Introduction of these merchandise groups allowed to expand the influx of customer, to increase inventory turnover and effectiveness of operations of stores.

PRODUCT PROFILES OF GUM STORES
AND THEIR SHARE IN ITS COMBINED TURNOVER OF JSC «GUM TRADING HOUSE»

	Specialty	Specificportion in the JSC's turnover, %
GUM on Red Square	All kinds of product	70.4
GUM-Sport	Sportswear and accessories	1.2
GUM-Budapest	Department store with various range of products, food items	7.8
GUM-Ganga	Department store with various product groups	1.1
GUM on the Gardenring	Audio/video equipment	0.7
GUM-Krasana	Department store with various product groups	1.2
GUM-Gifts	Department store with various product groups	4
GUM-Prague	Department store with various product groups	6.8
GUM-on-Kutuzovzki	Department store with limited product range	0.1
GUM-Simferopol	Department store with various product groups	0.9
GUM-Tverskaya	Cosmetics, fur, clothing	1.2
GUM-Universam	Narrow-specialization department store, food items	0.3
GUM on Leninskiy (GUM-Veteran)	Narrow-specialization department store, food items	0.4
GUM-Vlasta	Narrow-specialization department store, food items	0.5
GUM- Yadran	Department store with various product groups	1.2
TSK-Karacharovo	Inventory storage	
GUM-Service	Retail store — flowers, toys, wrapping and packing	0.5
Regional Stores	Department stores with various product groups, food items	2.0

In 1998, JSC «GUM Trading House» actively conducted market research in several directions. On one hand the Company tracked the pricing and assortment policy of competitors through monitoring the market and market research. On the other hand, the Company collected data on GUM's customers by completing a number of surveys and studying customer flows.

Based on results of marketing surveys and analysis of financial and economic indicators in 1998, it was recommended to modernize Moscow shops — «Krasana,» «Simferopol,» «Yadran,» as well as to change the profile of a number of stores, such as GUM on Leninski (former «Veteran»), GUM-Sport («Balaton»), and GUM on Kutuzovski («Russian Souvenir») from stores with limited merchandise assortment into specialty stores.

Thus, GUM-Sport started to specialize on sales of sportswear, footwear, and sporting gear, shaping thus a new group of customers: young people and fans of active recreation. The correctness of new development strategy is supported by growing profitability of the store. GUM on Leninski has also started to follow a new concept. In 1998, in accordance with this concept it was transformed into a specialty store «Tovary dlya Doma» (Houseware). This store principally differs from nearby trade enterprises both with regard to trade techniques and goods available in the store. The trade activity led to better financial indicators.

In 1998, the Company has completed reconstruction of the Satellite GUM Facility which also followed new development concepts. It was transformed into a modern department store which employed the latest trade techniques which differ from brand boutique trade practices employed in the Central GUM Facility.

Surveys of customers held in the Central GUM Facility in 1998, and market research revealed potential opportunities of assortment and pricing policy of JSC «GUM Trading House» through determining target pricing niches, as well as prospective merchandise groups (houseware, fashions for the young, perfume) availability of which would allow to activate customer flows in GUM.

Taking into account achievements of the scientific and technical progress in the field of trade, as well as necessity to meet international standards of trade organization, JSC «GUM Trading House» pays the close attention to computerization and technical equipment of its stores.

In 1998, JSC «GUM Trading House» introduced computer accounting systems using bar-coding in such subsidiaries and structural divisions as GUM-Sport, GUM on Leninski, GUM-Simferopol, GUM-Vlasta, and GUM-Krasana. This work is near completion at GUM-Prague and GUM-Yadran.

The Company has developed the project of information and search vehicle designed for customers in the Central GUM Facility. The testing of the system has been held in boutique «Solken».

CAPITAL CONSTRUCTION IN JSC «GUM TRADING HOUSE»

In 1998, GUM has completed reconstruction of the satellite facility of GUM which started in 1997. The facility was commissioned by the State Commission on July 14, 1998, and registered in the Bureau of Technical Inventory (BTI). In 1998, capital investment in this project amounted to 3,468,042 USD (20,877,612 rubles). The useful area after reconstruction reached 5,925 sq. m. including 1,700 sq. m. of retail space and 1,100 sq. m. of office space.

The building is equipped with modern engineering systems, elevators, moving staircases, as well as by all kinds of telecommunications. The engineering equipment of the store is controlled through programmable system for automated control of parameters (BMS).

GUM actively prepared for implementation of the full complex of renovation and restoration works in the central facility of JSC «GUM Trading House». However, the financial crisis had its impact on plans for reconstruction of the central facility. Nevertheless, in 1998, the Chief Architect of Moscow and the Scientific and Methodological Council of Department of State Supervision over Preservation of Historical Monuments have approved the prepared design of the Project for Pre-Construction Stage of Renovation of the Central Facility Complex «Upper Shopping Lines.»

- Architecture/engineering and design works were carried out by the British company BDP;

- the Moscow State Construction University has completed testing of framework construction of the building, as well as engineering/geological studies;
- the Scientific Research Institute of the Fire Safety of the Ministry of Internal Affairs has developed documentation on fire safety of the building;
- company «MARSS» has carried out complex scientific research required for development of the scientific and design documentation for the Project for Restoration of the Main Building.

Management services within the Project at the pre-construction stage were rendered by the British company BOVIS.

In 1998, investments in the Project for Reconstruction and Restoration of the Central Facility of the complex «Upper Shopping Lines» reached 7.57 million rubles and 525,000 USD.

In addition to large-scale and complex work involving preparation for reconstruction of the central facility, JSC «GUM Trading House» worked to maintain its retail space in the condition which should attract customers. GUM carried out capital reconstruction of boutiques with total area of 2,887 sq. m. having completed the full complex of restoration works including equipment with up-to-date cash registers fire alarm equipment. 6,800 sq. m. of internal facades of the 1st Line and the external facade at the Vetoshny Pereulok have been restored. The icon of John the Baptist has been installed in the special place at the external facade at Ilyinka street. The area of entresole at the first line has been increased by 238 sq. m. as a result of construction of the balcony.

The work went on to increase voltage of the power supply at the central facility. Transformer KTP-2 has been commissioned, transformer KTP-3 is under construction, while the main part GUM has been switched to higher voltage.

Total costs of capital renovation and reconstruction of the central facility in 1998 amounted to 31.6 million rubles, with 15.86 million rubles refunded by Moscow Department of State Supervision over Preservation and Operation of Historical and Cultural Monuments.

In 1998, 7,907.2 sq. m. have underwent capital renovation in subsidiaries and branches of JSC «GUM Trading House» in accordance with the schedule. Complete reconstruction has been undertaken in GUM-Simferopol, GUM-Sport, GUM on Leninski, and GUM-Krasana. As a result, all of them look appealing to the customer and have modern engineering and trade equipment. Capital investment in reconstruction of the stores reached 12.4 million rubles.

ADVERTISING POLICY OF JSC «GUM TRADING HOUSE»

In 1998, the advertising activity was carried out in accordance with the plan for advertising campaign. The key objective of the campaign was to develop a consistent and continuous program aimed at popularization and enhancement of prestige of JSC «GUM Trading House».

The 1998 advertising campaign was carried out under the mottos: «GUM — a Whole World of Goods» and «GUM — We Know Each Other for Ages.» This campaign harnessed the most effective ad media, such as Radio Nostalgia, Radio Maximum, ads in Moscow subway, and billboards on Moscow streets. Ads were also placed in mass media, such as «Euro-Address Moscow,» «Moscow: Goods and Services,» «Business Guide,» «All Moscow Services.»

To increase sales and attract customers, the following advertisement actions were carried out:

- festive holiday decoration on February 23 (National Defender's Day), February 14 (St. Valentine's Day), Easter (May 1), Christmas and New Year holidays;
- advertising event from March 1 to March 8 «Flavors for the Beloved» participated by 12 perfume and cosmetics companies;

- holding in the Show Hall Company's days of the following firms: «Steilmann,» «Hummelzheim,» «Bimbo,» «Karina Rosme;»
- presentation of the following companies: «Tefal,» «Sony,» «Nivea,» «Amadeus,» «Lakme,» «Casio.»

Popular TV channels such as RTR, TV-6, TV Center were used as well to deliver the ads. 14 special TV shows have been produced and aired: «GUM — a Whole World of Goods,» live show «I am Looking for You» (heading: «Meet in GUM at the fountain»). 8 radio guides and 658 commercials have been recorded on Radio GUM. National and international TV channels were shooting programs in GUM providing indirect advertisement for GUM. These channels included: «BIZ-TV,» «Vprok,» «Ischu Tebya,» «Vremechko,» «Delovaya Moskva,» «NHK,» the TV and Radio Company of Japan, the Austrian Radio and TV, «Soltzer TV» (the bureau of the German TV), «Tin Present» (Switzerland), the first channel of the Sweden TV. GUM was the place where musical clips of Alla Pugacheva and Alexander Buynov, as well as «Mama,» a feature film of producer D. Yevstigneev, were filmed.

In addition to advertising GUM facilities on the Red Square, GUM also carried out advertising support of its subsidiaries.

The total advertising expenditures in 1998 amounted to 6,148,000 rubles.

Meanwhile, GUM Trading house itself is turning into an ad medium for other companies and their goods. In order to generate advertising revenue, JSC «GUM Trading House» carried out large work in the area of third party advertising. The company generated returns of 5,666,000 rubles from exhibitions att GUM's Expo-Center, events at the Show Hall, from placement of ads for third party companies and other commercial advertising events; this is twice as much as the similar last year result.

A magazine published by JSC «GUM Trading House», «3, Red Square,» is always an enjoyable reading for GUM customers. It became unobtrusive, but useful companion, an optimistic friend and assistant for choosing new and useful things in the ocean of goods which flooded the Russian market and are available in JSC «GUM Trading House».

HUMAN RESOURCES POLICY IN JSC «GUM TRADING HOUSE»

The personnel policy of the Joint-Stock Company was oriented at implementation of development concept objectives of JSC GUM in 1998. This policy was focused on personnel support, raising personnel qualification, improvement of the management structure of the joint-stock company, and introduction of effective methods for personnel motivation. In 1998, the average number of employees of JSC «GUM Trading House» equaled 5,168 people.

The complex financial situation in the joint-stock company which resulted from the August crisis required to considerably lower expenditures including reduction of personnel numbers. As a result of structural transformation, combination of sections, liquidation of inefficient sections, and reductions of the staff the average number of employees if compared to 1997, decreased by 1,054 people (20.4%) and equals now 4,114 people.

This year JSC «GUM Trading House» will continue to adjust the number of all personnel categories with regard to actual trade volumes.

During the period under review intensive effort was made to enhance management centralization in the joint-stock company through reforming subsidiary companies and merging some structural units (divisions).

It is planned to create in the near future the commercial service of the joint-stock company by combining a number of neighboring units (merchandise, support, pricing, marketing, and external relations divisions) and creating a department for prospective development.

In 1998, JSC «GUM Trading House» started to employ effective methods for introduction of incentives among employees working at the counter, based on material stimulation commensurate with results of. operations. Such motivation will allow to effectively link the amount of salary to sales volumes achieved by each sales assistant. It is planned to introduce incentive stimulation of commercial service employees. In 1998, the average salary at JSC «GUM Trading House» amounted to 1,132 rubles 50 kopecks having increased in comparison with 1997 by 16%.

SHAREHOLDERS' EQUITY OF JSC «GUM TRADING HOUSE»

The Company's authorized capital equaled 60,000,000 (sixty million) rubles as of March 1, 1999. It is divided into 60,000,000 (sixty million) common registered shares with the par value of 1 (one) ruble each.

There are 12,000,000 declared shares for additional offering with the par value of 1 (one) ruble each, for the total amount 12,000,000 rubles.

As of March 1, 1999, the Company's share register listed 10,819 shareholders: 127 corporations and 10,692 individuals. There are 870 GUM's employees among individual shareholders. There are 30 corporations and 52 individuals among foreign shareholders of JSC GUM.

MAJOR SHAREHOLDERS OF JSC «GUM Trading House»
(HOLDING OVER 2%)
AS OF THE REPORTING DATE

SHAREHOLDER	SHARE IN THE STOCK CAPITAL (%)
THE BANK OF NEW-YORK (NOM.)	28,23
DIVERSIFIED INVESTMENT COMPANY	10,14
ZAO GUM-TRUST	9,78
CHASE MANHATTEN BANK INTERNATIONAL (NOM.)	6,41
JOINT-STOCK COMMERCIAL BANK SBS-AGRO	6,26
BANK OF BERMUDA (CAYMAN) LIMITED	4,40
MOSBUSINESSBANK	3,05

During years of its existence JSC «GUM Trading House» has had five issues of its securities: on September 2, 1992, June 22, 1993, July 6, 1995, August 15, 1997. Except for the fifth, all the issues have been fully placed.

The fifth issue of common registered shares of JSC «GUM Trading House» has been registered with the Federal Commission for the Securities Market on July 13, 1998. The shares of this issue were not placed in 1998.

Presently, common registered shares of JSC «GUM Trading House» are continuously quoted on stock exchanges and the OTC market. They are included in the First Level Quotation List which is the highest qualification category of the Russian Trading System (RTS).

Throughout 1998 the RTS index has been constantly going down reflecting the situation on the Russian Capital Market. Rates of a large number of first-tier shares and most two-tier shares have sharply declined or were not quoted at all.

Drawn below is the RTS index chart and fluctuation of the rate of JSC «GUM Trading House» shares.


1.2
1
0,8
0,6
0,4
0,2
0
05.01.98
22.01.98
09.02.98
25.02.98
17.03.98
02.04.98
21.04.98
12.05.98
29.05.98
17.06.98
03.07.98
21.07.98
06.08.98
24.08.98
09.09.98
25.09.98
13.10.98
29.10.98
17.11.98
03.12.98
22.12.98
GUM
RTS index

JSC «GUM Trading House» shares in the form of Level 1 American Depository Receipts are actively traded on Berlin and Frankfurt stock exchanges, as well as in the U. S. OTC market. ADRs were issued against GUM shares which are currently deposited with ING Barings Bank in Moscow. Owing to the continuous interest towards securities of the Company, GUM shares are regularly converted to ADRs and back depending on objectives of investors.

3. PROPOSED DISTRIBUTION OF PROFITS EARNED IN 1998, AND TOP PRIORITIES FOR 1999

PROPOSED DISTRIBUTION OF PROFITS EARNED IN 1998

In 1998, despite the financial crisis which erupted in 1998, JSC «GUM Trading House» profit before distribution amounted to 123.4 million rubles, due to prompt actions taken by the management to mobilize all material and financial resources and to introduce saving practices. This is 27% (45 million rubles) less as compared to 1997.

It is proposed to approve the following allocation of the profit earned in 1998: consumption fund — 9.0 million rubles, accumulation fund — 61.2 million rubles, capital investment fund — 39.2 million rubles, welfare fund — 1.8 million rubles, charity fund — 1.1 million rubles, cover for losses — 10.6 million rubles, advance utilization of the profit — 0.3 million rubles



Charitu Fund
0,9%
Cover
for Losses
8,6%
Advance
Utilization
of the Profit
0,2%
Consumption Fund
7,3%
Welfare Fund
1,5%
Capital investment
Fund
31,8%
Accumulation Fund
49,7%

DIVIDENDS AND REMUNERATION

Based on results of 1998 JSC «GUM Trading House» operations the Board of Directors proposes:

Due to the economic crisis and decline of the profit of JSC «GUM Trading House» caused by the crisis

- *not to pay dividends for 1998 on common registered shares of the Company;*
- not to pay remuneration to members of the Board of Directors, the Managing Board and the Internal Audit Commission based on results of 1998 operations.

TOP PRIORITIES OF JSC «GUM TRADING HOUSE» IN 1999

Top priorities for development
of JSC «GUM Trading House» in 1999 are as follows:

1. To carry out a complex of measures aimed at mobilization of financial and material resources needed to overcome consequences of the August crisis of 1998.
2. To further improve financial relationship with partners of the joint-stock company based on the situation shaping in the national economy.
3. To continue with reconstruction of the Central GUM Facility to expand retail space mainly using the entresole floor, as well as to ensure up-to-date conditions for trade.
4. To expand and introduce new merchandise groups in the complex of facilities located at the Red Square by introducing additional retail space and restructuring current space in the process of trade.
5. To reconstruct GUM-Prague and GUM-Budapest.
6. To implement the first stage of the corporate data system for automated inventory control, financial and administrative activity.
7. To improve the management structure of the joint-stock company and to introduce new forms of material incentives for employees.
8. To conduct a large-scale advertising campaign for JSC «GUM Trading House» and its subsidiaries.

4. FINANCIAL STATEMENTS

BALANCE SHEET FOR A COMPANY AS OF JANUARY 1, 1999

Form # 1 acc. to OKUD

Assets	Line code	B. O. Y.	E. O. Y.
1	2	3	4
I. NONCURRENT ASSETS			
Intangible assets (04, 05)	110	574	553
including:			
Organization costs	111		
Patents, licenses, trade marks and similar copyright/title assets	112	574	553
Fixed assets (01, 02, 03)	120	106,105	162,660
including:			
land lots and natural resources	121		
buildings, plant, equipment and other fixed assets	122	106,105	162,660
Construction in progress (07, 08, 61)	130	34,549	4,111
Long-term financial investments (06, 82)	140	3,210	71,984
including			
investments into subsidiaries	141	112	112
investmtnts into dependent companies	142		
investments into other entities	143	735	684
loans extended to other entities with over 12-months' maturity	144	512	512
other long-term financial investments	145	1,851	70,676
Other noncurrent assets	150		
Total Section I.	190	144,438	239,308
II. CURRENT ASSETS			
Inventory	210	278,344	405,357
including:			
feedstock, materials and similar assets (10, 15, 16)	211	4,218	4,102
livestock in breeding (11)	212		
low-value items and consumables (12, 13, 16)	213	6,654	9,922
costs in production in progress (in circulation costs) (20, 21, 23, 29, 30, 36, 44)	214	249	739
finished product and goods for resale (40, 41)	215	266,319	387,614
shipped goods (45)	216		
deferred costs (31)	217	904	2,980
Other stocks and costs	218		
VAT on acquired assets (19)	220	1,337	1,098
Accounts receivable (due over 12 months)	230	3,037	7,194
including:			
from customers and clients (62, 76, 82)	231	1,009	2,299
notes receivable (62)	232		
liabilities of subsidiaries and dependent companies (78)	233		
advances paid (61)	234		118
other debtors	235	2,028	4,777
Accounts receivable (due less than 12 months)	240	46,356	121,965
including:			
from customers and clients (62, 76, 82)	241	11,811	95,434
notes receivable (62)	242		
liabilities of subsidiaries and dependent companies (78)	243		
debts of shareholders on their contributions into the foundation capital (75)	244		
advances paid (6 I)	245	752	4251
other debtors	246	33,793	22,280
Short-term financial investments (56, 58, 82)	250	215,750	99,739
including:			
investment into dependent companies	251		
buyout of shares	252	5,200	5,200
other short-term financial investments	253	210,550	94,539
Cash	260	68,829	71,078
including:			
till cash (50)	261	695	1781
current accounts (51)	262	45,903	39,885
foreign exchange account (52)	263	3,114	22,954
other monetary funds (55, 56, 57)	264	19,117	6,458
Other current assets	270		
Total Section II	290	613,653	706,431
III. LOSSES			
Previous years' unpaid losses (88)	310	3,726	3,643
Loss incurred the reporting year:	320		10,892
including minority share	321		438
Total Section III	390	3,726	14,535
BALANCE (total of lines 190, 290, 390)	399	761,817	960,274

Liabilities	Line code	B. O. Y.	E. O. Y.
1	2	3	4
IV. EQUITY AND RESERVES			
Foundation capital (85)	410	60,000	60,000
Additional capital (87)	420	68,321	107,981
Reserve capital (86) including	430	9,302	9,302
reserve funds formed in compliance with the law	431	9,302	9,302
reserves formed in accordance with foundation documents	432		
Accumulated funds (88)	440	149,803	194,309
Welfare fund (88)	450	4,881	4,744
Targeted funding and receipts (96)	460	333	622
Retained earnings of previous years (88)	470	168,338	7,113
Retained earnings of the reporting year:	480		123,237
including. minority interest	481		471
Total Section IV	490	460,978	507,308
Minority interest in foundation capital	491	346	383
V. Long-term liabilities			
Loans (92, 95) including:	510		
bank loans maturing 12 month from the reporting date or later	511		
other loans due within 12 month from the reporting date	512		
other long-term liabilities	520		
Total Section V.	590		
VI. Short-term liabilities			
Loans (90, 94) including:	610	545	47,701
bank loans maturing 12 month from the reporting date or later	611	482	47,696
other loans due within 12 month from the reporting date	612	63	5
Accounts payable including:	620	219486	321,092
vendors and contractors (60, 76)	621	204,389	280,321
notes payable (60)	622		500
debts owed to subsidiaries and dependent companies (78)	623		
on wages (70)	624	247	2912
on social security and welfare (69)	625	209	828
debts owed to the budget (68)	626	3,661	27,263
advances received (64)	627	7	4,055
to other creditors	628	10,973	5,213
Dividends calculations (75)	630	272	1,434
Future income (83)	640	2,052	3,145
Consumption funds (88)	650	78,112	79,193
Reserves for forthcoming expenditures and payments (89)	660	26	18
Other short-term liabilities	670		
Total Section VI	690	300,493	452,583
Balance (total of lines 490 + 491 + 590 + 690)	699	761,817	960,274
Arrears to the Federal Budget	700	926	12,568

FINANCIAL STATEMENT

as per OKUD Form # 2

Name of category	Line code	For accounted period	For similar period last year
1	2	3	4
Proceeds (Net) from merchandise and product sales and services (less VAT, excise duties and similar charges)	10	1,469,690.00	1,493,298.00
Cost of sold merchandise, products and services	20	1,005,171.00	1,116,297.00
Commercial expenses	30	217,062.00	199,350.00
Management expenses	40	154.00	210.00
Profit (loss) from sales (lines 010 – 020 – 030 – 040)	50	247,303.00	177,441.00
Interest receivable	60	1,532.00	2,784.00
Interest payable	70		
Income from equity in other companies	80	50.00	50,386.00
Other operating income	90	268,035.00	392,731.00
Other operating costs	100	378,363.00	391,540.00
Operating profit (loss) (lines 050 + 060 – 070 + 080 + 090 – 100)	110	138,557.00	231,802.00
Other non-sales income	120	65,607.00	21,846.00
Other non-sales expenses	130	11,997.00	8,041.00
Profit (loss) for the reporting period (lines 110 + 120 – 130)	140	192,167.00	245,607.00
Minority interest	145	371.00	18.00
Profit tax	150	74,627.00	72,570.00
Diverted funds	160	4,899.00	5,490.00
Retained earnings (loss) for the reporting period (lines 140 +145 – 150 – 160):	170	112,641.00	167,547.00
Minority interest	175	33.00	-403.00

CAPITAL FLOW REPORT

as per OKUD Form # 3

Name of category	Line code	Balance at the beginning of the year	Received in the reporting year	Spent in the reporting year	Balance at the end of the year
1	2	3	4	5	6
1. Equity capital					
Foundation capital	10	60,000.00			60,000.00
Additional capital	20	68,321.00	91,690.00	52,030.00	107,981.00
including appreciation of assets after the reappraisal	21	-11,158.00			
Reserve fund	30	9,302.00			9,302.00
	40				
Retained earnings of previous years	50	168,338.00	393.00	162,380.00	6,351.00
Accumulation fund — total	60	149,803.00	160,550.00	116,044.00	194,309.00
incl. accumulation fund	61	149,597.00	20916.00	32,311.00	138,202.00
incl. capital investments fund	62	109.00	119,335.00	64,115.00	55,329.00
incl. other funds	63	9,7.00	20,299.00	19,618.00	778.00
Welfare fund	70	4,881.00	4,503.00	4,640.00	4,744.00
	80				
Targeted funding and budget appropriations	90	333.00	951.00	662.00	622.00
Targeted funding and receipts from sectoral and inter-sectoral extra-budgetary funds	100				
	101				
	102				
Total Section 1	130	460,978.00	258,087.00	335,756.00	383,309.00
II. Other funds and reserves					
Consumption funds – total	140	78,112.00	13,384.00	12,303.00	79,193.00
	141	78,112.00	13,384.00	12,303.00	79,193.00
	142				
Reserves for future expenses and payments	150	26.00	114.00	122.00	18.00
	151	26.00	114.00	122.00	18.00

Name of category	Line code	Balance at the beginning of the year	Received in the reporting year	Spent in the reporting year	Balance at the end of the year
1	2	3	4	5	6
Estimated reserves total	160		1,934.00		1,934.00
	161		1,934.00		1,934.00
	170				
Total Section II	180	78,138.00	15,32.00	12,425.00	81,145.00

NOTES

Category name	Line code	From the budget	From sectoral and inter-sectoral funds
1	2	3	4
1) Net assets	185	536,637.00	621,475.00
		From the budget	From sectoral and inter-sectoral funds
		3	4
2) Received for:			
capital investments financing	191		
scientific research financing	192		
recovery of losses	193		
social development	194		
miscellaneous	195		

CASH FLOW REPORT

as per OKUD Form # 4

Name of category	Line code	Amount	Including		
			Current activity	Investment activity	Financial Activity
1	2	3	4	5	6
1. Cash at the beginning of the year	10	49,861.00			
2. Cash received — total,	20	2,709,181.00	2,623,980.00	79,083.00	6,118.00
including:					
proceeds from sale of merchandise, product and services	30	1,688,900.00	1,688,900.00		
proceeds from sale of fixed and other assets	40	25,573.00	22,706.00	58.00	2,809.00
advance payments received from customers (clients)	50	2,616.00	2,616.00		
budgetary allocations and other targeted funding	60	930.00	430.00	500.00	
free of charge	70				
credits, loans	80	42,163.00	39,300.00	2,406.00	457.00
dividends, interest on financial deposits	90	2,752.00			2,752.00
other proceeds,	110	946,247.00	870,028.00	76,119.00	100.00
including:	111	946,247.00	870,028.00	76,119.00	100.00
	112				
	113				
3. Cash allocated — total including:	120	2,694,066.00	2,495,918.00	98,245.00	16,794.00
for payment for purchased goods and services	130	1,747,646.00	1,747,646.00		
for payment of wages	140	59,677.00			
for welfare payments	150	23,432.00			
for expense accounts	160	11,400.00	11,400.00		
for advances	170	3,760.00	3,760.00		
for payments for equity participation in construction	180				
for payment for plant, machinery and means of transportation	190	6,779.00		6,779.00	
for fmancial investments	200	99,441.00		91,256.00	8,185.00
for dividend and interest payments	210	7,382.00			7,382.00
for settlement with the budget	220	186,096.00	184,994.00		1,102.00
for payment of interest on loans and credits received	230	1,753.00	1,418.00	210.00	125.00
for other payments, transfers, etc. including:	250	546,700.00	546,700.00		
	251	546,700.00	546,700.00		
	252				
4. Cash balance at the end of the reporting period	260	64,976.00			
FOR REFERENCE:					
Received as cash settlement under line 020 (except data in line 100) – totalincluding settlements with:	270	476,227.00			
legal entities	280	10,932.00			
individuals	290	465,295.00			
including using cash registers	291	465,189.00			
using strict reporting forms	292	106.00			
Cash available					
received from the bank into thecompany's cash till	295	675.00			
turned in to the bank from company's cash till	296	400,031.00			

ATTACHMENT TO THE ACCOUNTING BALANCE SHEET

as per OKUD Form # 5

1. BORROWED FUNDS MOVEMENT

Name of category	Line code	Balance at the beginning of the year	Received	Paid	Balance at the end of year
1	2	3	4	5	6
Long-term bank loans	110				
including overdue	111				
Other long-term loans	120				
including overdue	121				
Short-term bank loans	130	482.00	79,74.00	24,760.00	47,696.00
including overdue	131		500.00	376.00	124.00
Bank loans to employees	140				
including overdue	141				
Other short-term loans	150	63.00	5.00	63.00	5.00
including overdue	151				

2. RECEIVABLES AND PAYABLES

Name of category	Line code	Balance at the beginning of the year	Liabilities incurred	Liabilities repaid	Balance at the end of the year
1	2	3	4	5	6
Accounts receivableshort-term	210	46,356.00	39,47,219.00	3,871,610.00	121,965.00
including overdue	211	14,161.00	38,146.00	47,583.00	4,724.00
including for a period of over 3 months	212	14,137.00	18,447.00	27,861.00	4,723.00
long-term	220	3,037.00	6,031.00	1,874.00	7,194.00
including overdue	221	885.00	3,070.00	955.00	3,000.00
including for a period of over 3 months	222	129.00	2,114.00	369.00	1,874.00
from line 240 receivables with payments expected more than 12 month from the reporting date	223	3,037.00	6,031.00	1,874.00	7,194.00
Accounts payable					
short-term	230	219,455.00	4,359,209.00	4,262,065.00	316,599.00
including overdue	231	12,121.00	95,236.00	44,448.00	62,909.00
over 3 months	232	8,447.00	80,776.00	26,639.00	62,584.00
long-term	240	31.00	4,493.00	31.00	4,493.00
including overdue	241		74.00		74.00
including for a period of over 3 months	242		74.00		74.00
from line 240 receivables with payments expected more than 12 month from the reporting date	243				
Collateral:					
received	250				
including from third parties	251				
issued	260				
including to third parties	261				

REFERENCES TO SECTION 2

Name of category	Line code	Balance at the beginning of the year	Received	Paid	Balance at the end of year
1	2	3	4	5	6
1) Notes/bills movement					
Notes issued	262				
including overdue	263				
Notes received	264		541.00	41.00	500.00
including overdue	265				
2) Accounts receivable on shipped product (services) at actual cost	266	11,811.00	1,619,497.00	1,535,874.00	95,434.00
		For the reporting year		For the previous year	
		3		4	
3) Accounts receivable written off on to the financial statement	267	427.00		341.00	
including: after expiration of the maximum term	268	333.00		34.00	

4) THE LIST OF LARGEST DEBTORS

Name of the entity	Line code	Balance at the end of the year	
		Total	including caried for over 3 months
1	2	3	4
Rosenberg and Lenhart	270	11,987.00	158.00
UGKoip	271	6,543.00	5,071.00
GUM-Europe (Sprung), GUM-Europe (Devernua), Karstadt	272	22,742.00	4,048.00
GUM-Europe (Infinitif), GUM-Europe (Rodie)	273	24,854.00	11,468.00
Hogl+Lorence Trading Gmbh	274	64.00	64.00
ZAO Prior Service	275	133.00	133.00
OOO Stroyremtrest	276	18.00	18.00
OAO Vympelcom	277	17.00	17.00
GUM-Smolensk	278	14.00	14.00
ZAO Torgopt France Informatic & Technologic	279	497.00	497.00
	280		
	281		
	282		

3. DEPRECIABLE ASSETS

Name of Category	Line code	Balance at the beginning of the year	Received (introduced)	Went out	Balance at the end of the year
1	2	3	4	5	6
I. Intangible assets					
Intellectual (industrial) property rights	310	511.00	306.00	30.00	787.00
including title pursuant to copyright and other agreements for works of science, literature and art; related rights; rights to software, data base, etc.	311	500.00	261.00	13.00	748.00
from invention patents to inventions, production samples, collectable items, from certificates to useful models, trade marks and service logos or license agreements for their use	312	11.00	45.00	17.00	39.00
from know-how rights	313				
Rights to use individually identified items of natural resources	320	4.00			4.00
Organizational expenses	330				
Entity's business reputation	340				
Other	349	167.00	72.00	10.00	229.00
Total (sum of lines 310 + 320 + 330 + 340 + 349)	350	682.00	378.00	40.00	1,020.00
II. Fixed Assets					
Land lots and natural resourses	360				
Buildings	361	101,353.00	148,192.00	92,650.00	156,895.00
Constructions	362	614.00	383.00	492.00	505.00
Plant and machinery	363	46,677.00	14,296.00	20,628.00	40,345.00
Means of transportation	364	1,980.00	1,130.00	1,259.00	1,851.00
Tools, production and operation inventory	365	1,837.00	936.00	788.00	1,985.00
Work cattle	366				
Ranch cattle	367				
Planted trees and shrubbery	368				
Other types of fixed assets	369	1,976.00	1,004.00	1,261.00	1,719.00
Total (sum of lines 360 – 369)	370	1544,37.00	165,942.00	117,078.00	203,300.00
including:					
operating	371	118,484.00	160,658.00	88,063.00	190,712.00
non-operating	372	35,953.00	3,244.00	26,609.00	12,588.00
III. Low-value items and consumables — total	380	12,352.00	20,734.00	14,184.00	18,902.00
including:					
in storage	381	1,167.00	9365.00	8,963.00	1,569.00
in use	382	11,185.00	11,196.00	5,253.00	17,333.00

REFERENCES TO SECTION 3

Name of category	Line code	At the beginning of the year	Balance at the end of the year
1	2	3	4
In line 371, column 3 and 6:			
transferred for lease	385	4,991.00	30,449.00
including:			
buildings	386	3,065.00	28,801.00
structures (facilities)	387	1,400.00	1,648.00
	388	526.00	
	389		
transferred into conservation	390		
Depreciation of property:			
intangible assets	391	108.00	467.00
fixed assets – total	392	48,332.00	40,640.00
including:			
buildings and structures (facilities)	393	30,771.00	25,515.00
plant, machinery and means of transportation	394	16,421.00	14,307.00
other	395	1,140.00	818.00
low-value items and consumables	396	5,698.00	8,980.00
FOR REFERENCE			
Result of indexation due to revaluation of fixed assets:			
actual (replacement) cost	397	-14,774.00	
wear	398	-3,616.00	
Pledged assets	400		
Trade mark-up	401	5,283.00	6,597.00

4. MOVEMENT OF LONG-TERM INVESTMENT FINANCING AND FINANCIAL CONTRIBUTIONS

Name of category	Line code	Balance at the beginning of the year	Accrued (Formed)	Used	Balance at the end of the year
1	2	3	4	5	6
Company's own funds — total	410		63,830.00	63,830.00	
including:					
depreciation of fixed assets	411		5,639.00	5,639.00	
depreciation of intangible assets	412		359.00	359.00	
profit retained by the company	413		57,832.00	57,832.00	
(accumulation fund)	414				
other	420	545.00	71,979.00	24,823.00	47,701.00
Outside funds — total					
including:	421	482.00	71,974.00	24,760.00	47,696.00
bank loans	422	63.00		63.00	
loans from other companies	423				
equity participation in construction	424				
from the budget	425				
from extra-budgetary funds	426		5.00		5.00
other					
Total of own and outside funds(lines 410 and 420 combined)	430	545.00	135,809.00	88,653.00	47,701.00
FOR REFERENCE					
Construction in progress	440	34,549.00	49,054.00	79,492.00	4,111.00
Investment into subsidiaries	450	112.00			112.00
Investment into dependent companies	460	2.00			2.00

5. FINANCIAL INVESTMENTS

Name of category	Line code	Long-term		Short-term	
		At the beginning of the year	At the end of the year	At the beginning of the year	At the end of the year
1	2	3	4	5	6
Shares and stocks of other companies	510	847.00	796.00		
Bonds and other debentures	520	1,591.00	5,179.00	24,013.00	11,680.00
Loans extended	530	512.00	512.00		
Other	540	260.00	65,497.00	191,737.00	88,059.00
FOR REFERENCE					
Bonds and other securities at market value	550			617.00	

6. EXPENSES INCURRED

Name of category	Line code	For the reporting year	For the previous year
1	2	3	4
Material expenditures	610	68,213.00	65,721.00
Wages costs	620	6,1380.00	55,824.00
Welfare payments	630	23,433.00	21,400.00
Depreciation of fixed assets	640	5639.00	5,313.00
Other costs	650	58,551.00	51,302.00
Total of costs elements	660	217,216.00	199,560.00
Allocated to non-production accounts out of the total amount costs	661	4,945.00	11,670.00

7. BREAK-DOWN PER INDIVIDUAL PROFIT AND LOSS ITEMS

Name of category	Line code	For the reporting period		For the previous period	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines and penalties acknowledged or awarded by court's decision (Arbitrary court)	710	8.00	76.00	52.00	77.00
Profit, loss carried over	720	5,361.00	1,536.00	2,841.00	2,754.00
Reimbursement of losses due to non-compliance or undue compliance with obligations	730		4.00		19.00
Exchange rate differences on operations with foreign currencies	740	79,740.00	152,943.00	7,020.00	7,945.00
	750				
	760				
	770				

8. SOCIAL INDICATORS

Name of category	Line code	Due for payment as per calculations	Spent	Transferred to funds
1	2	3	4	5
Allocations for social purposes:				
to the Social Security Fund	810	3,593.00	2,624.00	1,675.00
to the Pension Fund	820	20,499.00		20,012.00
to the Employment Fund	830	1,091.00		1,101.00
for medical insurance	840	2,435.00		2,382.00
Average number of employees	850	4,807.00		
Cash pay-outs and bonuses unrelated to production or provision of services	860	6,780.00		
Income on shares and investments into the Company's assets	870			

9. INFORMATION ON VALUABLES ON OFF-BALANCE-SHEET ACCOUNTS

Name of off-balance-sheet account	Line code	At the beginning of the year	At the end of the year
1	2	3	4
Leased fixed assets (001)	910	675.00	13,685.00
inc. on leasing terms	911		
Merchandise and other material valuables accepted for safe-keeping (002)	920	18,661.00	45,111.00
Goods on commission (004)	930		42.00
Debts of insolvent debtors, written off as losses (007)	940	1.00	1,936.00
Depreciation of housing (municipal) (014)	950		
Depreciation of external land improvements and similar objects (015)	960		
	970		
	980		
	990		

5. AUDLTOR'S OPINION ON BUSINESS OF OPEN JOINT STOCK COMPANY GUM TRADING HOUSE FOR 1997

1. We have audited the 1998 consolidated financial statements of JSC «GUM Trading House». The consolidated statements have been prepared by the executive body of JSC «GUM Trading House» in accordance with Federal Law No. 129-FZ of the Russian Federation «On Accounting Procedures» dated November 21, 1996; Regulation «On Procedures for Filling Annual Accounting Forms» approved by Order No. 97 of the Ministry of Finance of the Russian Federation dated November 21, 1996 (in the wording of Orders No. 8 as of February 3, 1997, No. 81n of November 21, 1997, No. 47 as of October 20, 1998); Regulation on the Accounting «The Bookkeeping Policy of Enterprises (PBU 4/96)» approved by Order No. 10 of the Ministry of Finance of the Russian Federation dated February 8, 1996; and Decree No. 112 of the Ministry of Finance of the Russian Federation on Methodological Recommendations for Preparation and Filing of Consolidated Financial Statements dated December 30, 1996.

2. Responsibility for preparation of the above statements rests with the executive body of JSC «GUM Trading House». This auditor is responsible for giving the opinion on authenticity of the consolidated financial statement in all relevant aspects thereof, based on its audit.

3. We have audited Open Joint Stock Company GUM Trading House in compliance with the Temporary Regulations on Auditing in the Russian Federation, approved by Decree No. 2263 of the President of the Russian Federation on December 22, 1993; and Auditing Regulations (Standards) approved by the Committee on Auditing of the President of the Russian Federation.

4. The audit was planned and carried out in such manner as to ensure confidence that there are no material distortions in the Company's financial statements. The audit included a sample check and confirmation of numerical and explanatory data in the accounting records.

5. We have reviewed the following documents: reports on operations of JSC «GUM Trading House», as well as its subsidiary companies, i. e. ZAO GUM-Podarki, ZAO GUM Budapest, ZAO GUM-Yadran, ZAO GUM-Prague, ZAO GUM-Reconstruction of Upper Shopping Lines as legal entities. Reports on joint activities were reviewed as they were prepared by two participants of the consolidated goup: JSC «GUM Trading House» and ZAO GUM-Trust

6. In our opinion, the consolidated financial statements attached to this Opinion is accurate. In other words, it is drawn to reflect all material aspects of the Company's assets and liabilities as of January 1, 1999, and its 1997 financial results pursuant to the following legislation: Regulation «On Procedures for Filling Annual Accounting Forms» approved by Order No. 97 of the Ministry of Finance of the Russian Federation dated November 21, 1996 (taking into account subsequent additions and amendments); Regulation on the Accounting «The Bookkeeping Policy of Enterprises (PBU 4/96)» approved by Order No. 10 of the Ministry of Finance of the Russian Federation dated February 8, 1996; and Decree No. 112 of the Ministry of Finance of the Russian Federation on Methodological Recommendations for Preparation and Filing of Consolidated Financial Statements dated December 30, 1996.

Attachments:

1. Consolidated Balance Sheet of JSC «GUM Trading House» as of January 1, 1999, on 2 pages.
2. Statement of Financial Results of JSC «GUM Trading House» on 1 page.
3. Attachment to the Balance Sheet, on 3 pages.
4. Capital Flow Report, on 1 page.
5. Cash Flow Report, on 1 page.

Director General ZAO Unikon M/S Consulting Group — A. Y. Dubinskiy

Deputy Director Audit Service Department — T.S. Koryabochkina

March 1, 1999

6. OPINION OF THE INTERNAL AUDIT COMMISSION ON OPERATIONAL RESULTS OF JSC «GUM TRADING HOUSE» FOR THE YEAR ENDING DECEMBER 31, 1998

The Internal Audit Commission notes that the accounts of JSC «GUM Trading House» have been prepared in compliance with Federal Law No. 129-FZ «On the Accounting Procedures» dated November 21, 1996, Regulation No. 170 «On the Accounting and Reporting in the Russian Federation» dated December 26, 1994, and Regulation On the Accounting «The Bookkeeping Policy of Enterprises (PBU /94)» approved by Order No. 100 of the Ministry of Finance of the Russian Federation, as well as other existing regulatory documents.

The Internal Audit Commission has reviewed results of financial and economic activity of JSC «GUM Trading House» during the period under review including the first half of the reporting year, 9 months and one year. It verified the basis for allocating some expenses to operational costs; accuracy of profit and loss accounts; distribution and utilization of profit; the status of accounts payable and receivable. It listened to activity reports of internal auditors of ZAO GUM-Budapest, ZAO GUM-Krasana, ZAO GUM-Podarki containing information on their operations. Based on the results of operations in the first half of the year and during the year it has listened to the report on the work done by Computerisation Division of JSC «GUM Trading House».

On the basis of results of JSC «GUM Trading House» operations, the Internal Audit Commission notes that deterioration of key indicators of financial and economic activity of JSC «GUM Trading House» and its solvency has mainly occurred due to the 1998 economic crisis. Seven closed joint-stock companies incurred losses in their core activities amounting to 10.6 million rubles as a result of negative exchange rate differentials and reappraisal of accounts payable with regard to appreciation of the dollar against the ruble, as well as due to creation of reserves allocated for depreciation of securities held in ZAO GUM-Trust.

In a number of closed joint-stock companies current and absolute liquidity ratios are lower than required. Current assets considerably decreased in ZAO GUM on Kutuzovski, ZAO GUM on Leninski, ZAO GUM-Simferopol, ZAO GUM-Sport, ZAO GUM-Tambov, ZAO GUM-Tverskaya, ZAO GUM-Universam, ZAO GUM-Ural.

The total amount of fines and penalties paid in 1998 equals 0.3 million rubles which is 0.18% of the income earned.

In 1998, accounts receivable and payable have sharply increased, though they are current by nature. Accounts receivable overdue for more than 12 months amount to 7.2 million rubles which is 5.6% of the total amount of account receivable. The share of accounts payable in the inventory is still considerable.

In 1998, the Company has safely preserved its goods and cash.

The balance-sheet data are confirmed by taking stock of property and financial commitments.

As a whole, the financial condition of the Company is satisfactory.

To the extent of the audits by the Russian Tax Service, official independent auditor Unikon/MS Consulting Group, the Company's Accounting Office made all necessary corrections to the 1998 report.

In view of the above, the Internal audit Commission confirms the authenticity of the Company's consolidated balance sheet in the amount of 960,274,000 rubles as of January 1, 1999. It also confirms operational results and cash flows for the period audited and attests to GUM's stability in terms of finances and assets.

Net profit for 1997 equals 123.2 million rubles.

The Internal Audit Commission recommends that due measures be taken to enhance performance of JSC «GUM Trading House» and the closed joint-stock companies, to activate commercial operations with regard to efficiency of goods purchases, to ensure faster sales, to improve the financial condition and solvency, especially in subsidiaries, to prevent violations of tax rules, to effect timely settlements with debtors and creditors, and to complete implementation of the system allowing to comprehensively automate all operations of JSC «GUM Trading House».

Chairman Internal
Audit Commission
JSC «GUM Trading House» R. A. Salekhov